Part 1.

Item 1 Description of Business.

Business Development

Avalon-Borden Companies, Inc., a Delaware corporation
("ABCO"), formerly named Borden Companies, Inc., was incorporated under the laws of the State of Delaware on August 4, 1986. See
Exhibit 3.1 - Articles of Incorporation and Amendments. ABCO is the successor entity resulting from a September 24, 1986 reorganization between Borden Companies, Inc. and Amaze Incorporated, a non-operating public corporation incorporated under the laws of the State of Utah on May 14, 1984. A Certificate of Merger, dated September 24, 1986, was filed with the Secretary of State of Delaware under the name of Borden Companies, Inc. on October 6, 1986.

A Plan and Agreement of Reorganization between Borden
Companies, Inc. and Das A. Borden & Company was made December 12, 1986, and Das A. Borden & Company became a wholly owned subsidiary of Borden Companies, Inc. See Exhibit 2.1 - Plan and Agreement of Merger. The largest secured creditor of Das A. Borden & Company acquired the assets of the Das A. Borden & Company in 1992 through a Chapter 11 proceeding filed in 1988. The Chapter 11 proceeding was finalized and dismissed in 1996. Das A. Borden & Company (although inactive) continued as a wholly owned subsidiary of Borden Companies, Inc. until a reverse stock exchange was made in 1997 removing Das A. Borden & Company as a wholly owned subsidiary of Borden Companies, Inc. The original owners of Das A. Borden & Company returned the 6,000,000 shares of Borden Companies, Inc. stock and Borden Companies, Inc. deeded all Das A. Borden & Company assets back to the original owners. ABCO's name was changed from Borden Companies, Inc. to Avalon-Borden Companies, Inc. pursuant to a Certificate of Amendment of Certificate of Incorporation dated February 19, 1998. See Exhibit
3.1 - Articles of Incorporation and Amendments.

ABCO sat dormant with no business activity until February
1998. ABCO acquired the business assets of Chattanooga Regional Interconnect, Inc. ("CRI"), a cable advertising business located in Chattanooga, Tennessee, pursuant to an Asset Purchase Agreement entered into on May 29, 1998. See Exhibit 10.1 - Asset purchase Agreement. The purchase price of the CRI assets was $600,000, in the form of $300,000 cash and a $300,000 promissory note. On June 16, 1998, ABCO formed Avalon Media Group, Inc., a Tennessee Corporation ("AMG"), as a wholly-owned subsidiary of ABCO, and transferred the acquired CRI assets into AMG for the purpose of operating the cable advertising business. The $300,000 note was repaid by ABCO to First Metro Bank in Muscle Shoals, Alabama. The note required quarterly payments and interest @ 2% over Bank of NY prime.

ABCO also undertook the acquisition of the Reynolds Metals Company's Alloy's Facilities located in and around Muscle Shoals, Alabama in March of 1998. The Alloys facilities consists of the Reynold's Alloys rolling mill, the Alabama and Southern Reclamation Plants and the Sheffield coil coating facility (collectively referred to as "Alloys Complex"). A Letter of Intent between ABCO and Reynolds was executed on
June 22, 1998 which gave ABCO the exclusive right to acquire the Alloys Complex. ABCO formed Avalon Aluminum Company (AAC) to act
as the new company to complete the purchase transaction.   AAC
was canceled when Wise Metals purchased the rights to the Reynolds "Letter of Agreement". See Exhibit 10.2 - Letter of Intent.

On December 2, 1998, ABCO agreed to assign the Reynolds'
Letter of Intent to Wise Metals Company in exchange for a post-acquisition equity position in ACC, or a cash fee of at least One Million Dollars ($1,000,000), plus reimbursement by Wise of all of ABCO's expenses relating to the acquisition of the Alloys Complex. See Exhibit 10.3 - Memorandum of Understanding. On December 9, 1998, ABCO assigned the Reynolds' Letter of Intent to Wise Alloys, L.L.C. pursuant to a Mutual Release Agreement entered into on April 29, 1999, ABCO received from Wise a total cash consideration of $1,670,632.96, with $1,387,500 constituting a release fee, and $283,132.96 representing the reimbursement of ABCO's expenses relating to the acquisition of the Alloys Complex. See Exhibit 10.5 - Mutual Release Agreement.

In May 1999 ABCO acquired certain communication's technology pursuant to a Technology Purchase Agreement dated May 21, 1999 by and between H.G. "Rusty" Thornhill and ABCO. See Exhibit 10.6 - Technology Purchase Agreement. Pursuant to the Technology Purchase Agreement, ABCO acquired the sole and exclusive title to certain digital communication technology developed by Mr. Thornhill, including a patent on certain data transfer technology, Patent No. 5,535,229, in exchange for 2,236,000 shares of common stock of ABCO. The U.S. Patent No. 5,535,229 for a Digital Data Transfer System For Use Especially with Advertisement Insertion Systems was granted on July 9, 1996 with an expiration term of July 9, 2011. On July 9, 2000, the patent was abandoned and the technology is now in the public domain.
The patent was abandoned due to the fact that superior technology performing the same function is now available and is being used in our Advertisement Insertion Systems. The value of the 2,236,000 shares given in exchange for exclusive title to this technology was $2.00 per share for accounting purposes at the time of the transfer agreement.

Also in May 1999, ABCO acquired an irrevocable, exclusive, worldwide, fully paid up and fully transferable license in certain digital cable ad-insertion technology pursuant to a Licensing Agreement by and between Global Interconnect Corporation, Inc. and ABCO. See Exhibit 10.7 - Licensing Agreement. Pursuant to the Licensing Agreement, ABCO acquired "any and all technical know-how, patent rights and licensed products relating in any way to digital cable ad-insertion," owned by Global Interconnect Corporation, Inc. Such technology license includes certain software and hardware designs, developments, programs and systems known as the Opticerter,
Opticom, Opticor, Ncerter, SiteManager and Calpro.   The purchase
price was $20,000.

The principal executive offices of ABCO are located at:
404 Avalon Avenue, Suite 200, Muscle Shoals, Alabama 35661. Avalon Media Group, Inc., a wholly owned subsidiary of ABCO, has its principal offices at 5959 Shallowford Road, Suite 4093, Chattanooga, Tennessee 37421. ABCO and its subsidiary each have fiscal year ends on November 31.

Business of Issuer

ABCO remained dormant since its formation until 1998, at which time it was activated to provide a corporate vehicle for acquiring certain developing and operational companies that in the opinion of management hold potential for profit to ABCO's shareholders. ABCO intends to pursue, identify and evaluate business acquisition opportunities primarily in technology related fields. Unless otherwise advisable, ABCO's strategy is to acquire each target as a wholly owned subsidiary, with ABCO remaining a holding company of each enterprise.

ABCO intends to identify and review various acquisition targets using both its management and certain professional advisers. ABCO's investigation and analysis of each proposed acquisition generally encompasses all aspects of the target's business. ABCO's management and consultant team is comprised of professionals in all of the major business disciplines, including legal, accounting, finance, business valuation, human resources, marketing and sales. If ABCO determines that a target meets ABCO's acquisition criteria, efforts to negotiate favorable terms of acquisition will proceed.

ABCO believes that opportunities to acquire certain companies exist due to industry changes, market pressures, and the uncertainty of government regulation and the investment community. Management has recognized, and is of the opinion that, as the pace of business and technology grows, many promising companies will experience significant capital and management challenges that will exceed their internal resources and capabilities. ABCO believes that it has the ability to develop and manage strategic plans for such business acquisition opportunities, which are expected to enhance the market potential and profitability of each business. ABCO also believes its acquisitions and turnaround management abilities will create selective opportunities for acquiring potentially profitable companies without extensive capital investment.

ABCO hopes to provide strategic planning and management in the area of effective growth strategies, margin maximization, overhead expense control, development of systems, economies of scale, and effective management of utilization enabling it to develop long term, mutually beneficial relationships with its acquired business partners. ABCO will strive to enhance the ability of the target businesses to compete successfully in a fast changing, highly competitive business environment.

Overview of Current Business Operations

ABCO's first acquisition took place in May 1998 when ABCO acquired all of the operating assets of Chattanooga Regional Interconnect ("CRI") into a wholly owned subsidiary named Avalon Media Group, Inc. ("AMG"), a Tennessee corporation. The purchase price of CRI was $600,000 in the form of $300,000 cash at closing, and a $300,000 promissory note. The promissory note was guaranteed by one of ABCO's Directors, Das A. Borden. See Exhibit
10.1 - Asset Purchase Agreement. The promissory note was to First
Metro Bank of Muscle Shoals, Alabama and has been paid.   AMG
currently has a Five (3) member Board of Directors consisting of Das Borden, William M. Keever and Peter Waraksa. ABCO and its subsidiaries currently employ a total of eight individuals, with an additional five independent contractors providing various services. ABCO out-sources various work including legal, accounting and engineering. AMG uses Electronic Systems Products, a division of Antec Corporation in Atlanta, Georgia for much of its engineering work on its ad insertion technology.

Using the assets acquired from CRI, AMG currently operates a turnkey cable advertising business that covers certain cable systems in eastern Tennessee, northern Alabama and northern Georgia. Turnkey refers specifically to companies like AMG that subcontract with cable television operators for the exclusive right to represent and sell local cable television advertising inventory on the networks such as CNN, ESPN, USA, etc., that are carried on the cable television operator's system in a given community, city, county, etc.

The CRI business now operated by AMG is an established services provider company with eight years experience in contracting with cable TV operators. The primary function of the business is to sell the cable operator's advertising inventory ("Avails") that are provided on cable TV network channels such as CNN, ESPN and TNT. AMG remits a predetermined contract percentage of the advertising revenues it generates every month to each appropriate cable operator whose inventory was sold. AMG then realizes a profit after paying the cable operator fees and its own expenses. Revenues are currently being generated from nine
(9) cable systems that AMG contracts with from nine (9) different cable companies.

The AMG business operation currently consists of a team of account executives in the Sales Department, a Video Production Department, and a combined Operations and Administrations Department. AMG is lead by President and Chief Operating Officer Peter Waraksa, who oversees each of ABCO's departments. See
Exhibit 10.10 - Employment Agreement. The Account Executives ("AE's") are responsible for selling the cable avails to businesses and ad agencies in their assigned territories. AE's compensation consists of a nominal monthly base or guarantee, plus a commission incentive based on performance. AE's may also earn commissions on sales of AMG's video production services.

The Video Production Department is responsible for creating quality television commercials primarily for, but not limited to, AMG's advertising clients. As part of the process of creating a television commercial, a videographer will consult with a client to develop scripts, coordinate on-site filming with AMG's camera and lighting equipment, and edit the recorded material at AMG's in-house studio to achieve the final desired product. The Production Department is also responsible for editing and encoding the commercial break tapes containing the client's commercials to be aired on the cable inventory they have purchased. The commercial advertisements are encoded as an mpeg file, an acronym for Motion Picture Entertainment Group, that describes a type of compressed video and audio computer data file format used on IBM compatible personal computer devices. These digital mpeg files are then ready to be transferred to the appropriate cable system's signal origination site, known in the cable television industry as a "head-end", via high speed telephone service, ISDN, DSL or satellite distribution. ISDN is an acronym for Integrated Services Digital Network, a type of high-speed digital telephone service utilized for electronic data transfer. DSL is the acronym for Digital Subscriber Line, a type of high-speed digital telephone service utilized for electronic data transfer and access to the world-wide-web.

The Operations Department is responsible for transporting the avails mpeg files to each cable system on a weekly basis and to maintain the ad-insertion equipment that resides in each of the cable system's head-end sites. The Operations Department assists the Production Department with the advertisement preparation and editing activities. Operations and Administration work in tandem to manage avails scheduling and invoicing functions, known as traffic and billing, as submitted by the AE's. Most clients are billed monthly or immediately after the end of their purchased avails schedule, whichever occurs first.

AMG is positioned geographically to have its AE's sell cable avails to local businesses in each community immediately served by the cable operator, and to regional area businesses and ad agencies that desire to target the circle of influence offered by AMG. This model will be a significant marketing focus in AMG's future growth plans as it expands from base of operations in the Southeast. Management intends to roll out the AMG services geographically based on a cluster strategy. AMG will target cable operators that are located geographically close to one another in order to develop head-end clusters, referring to cable television system signal origination sites that are positioned geographically adjacent to each other. Clustering head-ends will enable ABCO to use certain economies of scale with a local and regional advertisement sales force, equipment installation and maintenance, and Commercial avails production.

The Ad Insertion Industry

The U.S. cable television industry currently consists of approximately 11,000 total cable systems, known as cable head-ends, located throughout the country. ABCO has identified the small (less than 5,000 subscribers) and medium (less than 20,000 subscribers) U.S. Cable head-ends as a sizable opportunity for the marketing of its digital ad-insertion turnkey service program. This term, digital ad-insertion, describes what type of operating mechanism (there are generally only two types, digital or analog) is utilized for performing the play of local commercial television advertising on cable television systems. Digital references the use of computer processed data formats where analog is associated with the use of videotape delivered data.

ABCO's primary sources of data on the cable industry is from the Cable Advertising Bureau, an industry supported firm dedicated to collecting and providing essential marketing statistics, the Cable Fact Book by Warren Publishing, and Paul Kagan Associates, Inc., a key industry market analysis company.

Research indicates that presently only 30% of the total U.S. cable systems (or approximately 3,335 systems) are actively generating local advertising revenue. Management notes that just one-third of the industry's total cable systems generated over $1.9 billion in advertising revenues during 1997. In comparison, advertising revenues for cable television as a whole, including national networks, regional sports networks and local ad insertions, totaled more than $7.9 billion the same year. Inserters is a term refering to the equipment used in the local cable television advertising industry and short for "ad inserter". Consequently, over 7000 cable systems, approximately 70% of all cable head-end sites, are not taking advantage of the potentially profitable advertising spots made available on each cable channel. Most cable companies have found cable ad insertion as either financially or technically prohibitive.

ABCO believes the industry currently lacks a cost efficient solution for digital ad-insertion. ABCO also believes the cable industry needs a comprehensive nationwide platform that additionally focuses on the small and medium sized cable company market. The largest ad insertion equipment manufacturers are generally focused on systems designed for the largest cable companies. Given that most small and medium sized cable companies are capital constrained, focused on core subscriber's services, and lack the personnel expertise skilled in ad sales and insertion operations, ABCO believes this provides an opportunity for the AMG Digital Turnkey Service Solution. This is a marketing term (AMG is an acronym for Avalon Media Group) used by Avalon Media Group in the cable television industry to promote our business services.

ABCO believes there are several reasons why a large number of cable systems still have no local advertising. First, there are substantial start-up costs for the digital insertion equipment required to perform local ad insertion. Many of these unutilized systems serve households that are in rural areas of the U.S. Historically, these rural areas did not always have sufficient local businesses in which to generate a reasonable return on even the average analog equipment investment required in establishing local ad insertion services. Digital ad insertion equipment should resolve the issue of too few local businesses by allowing for regional marketing of clustered rural cable systems. However, the cost for this investment as provided by industry equipment suppliers is even higher than the analog counterparts.

Second, many of the cable operators in the rural areas of the country have no expertise or desire to provide the resources necessary to organize these smaller systems for local ad insertion. Operators generally state that they realize more return on investing capital to serve more households in their areas of operation when compared to a build from scratch ad insertion program investment. Consequently, management believes that the majority of the cable television ad insertion industry has remained in a state of underdevelopment, being forced to continue operating without a vehicle to tap the markets potential with regional cable television advertising.

This condition keeps regional and national advertisers from gaining any advantage that might be realized if local cable advertising time were easily accessible throughout the U.S. The major broadcast television networks (i.e. ABC, CBS, NBC and FOX) currently profit from this advantage in their industry with annual revenues totaling over $30 billion among the four broadcast companies. Total cable advertising revenues for 1998 will exceed $9 billion, of which only 24% will be attributable to the currently unorganized local spot cable sector of the market.

Current Services and Operations

In May 1998, ABCO purchased Chattanooga Regional
Interconnect, Inc. (CRI). CRI was an existing Analog Cable Ad Insertion Turnkey and Production Company, operating for almost 10 years in eastern Tennessee, northwest Georgia and northeast Alabama. The purchase of CRI included Ad Sales, Video Production and Operations personnel, contracts for turnkey services with four cable companies operating nine cable television markets, and equipment for ad insertion and ad production services. See
Exhibit 10.1 - Asset Purchase Agreement. AMG has recently converted the CRI operation to the AMG proprietary digital advertising model, which will likely reduce costs and provide substantial potential for increasing revenues through enhanced flexibility in marketing cable advertising inventory at much greater spot fees.

With the acquisition of CRI, Avalon Media Group, Inc. is an established advertising services turnkey provider with experienced industry professionals. The primary function of the business is to sell local cable television advertising inventory ("avails") that are provided on cable TV networks such as CNN, ESPN and TNT for the cable operators to resell. This is generally two minutes per hour, for twenty-four hours per day, seven days a week for each network and is guaranteed in the broadcasting agreement with the cable company. AMG remits a predetermined percentage of the advertising revenues it generates every month to each appropriate cable operator whose inventory was sold. AMG then realizes a profit after paying the cable operator fees and its own expenses. Revenues are currently being generated from nine cable systems currently under exclusive 3 to 5 year contracts with AMG. See Page # 11 for details of each contract.

Although AMG has recently converted the existing cable head-ends to its digital insertion equipment, the revenues and expenses from AMG operations are nonetheless based on the former analog insertion equipment. ABCO believes the digital platform should generally enhance revenues and reduce the expenses associated with maintaining analog equipment. In fact, AMG has begun experiencing a reduction in maintenance costs of its inserters, a term referring to the equipment used in the local cable television advertising industry and short or slang for "ad inserter", as well as an increase in the average price per avail using fixed position advertisements. The reduction in maintenance costs realized by converting to digital insertion equipment is primarily a result of eliminating the use of commercial video tape player devices. The primary video tape player equipment used in analog insertion operations has been 3/4" U-matic video tape player format. This device will usually cost an average of $600 per year in labor and parts repairs. Additionally, one of our in-house technicians will also have time and costs involved for driving to the site where the equipment is located in order to diagnose the problem and install a replacement device. When operating with our video tape deck equipment, we utilized a total of 24 video tape players that cost over $14,000 per year in maintenance expense. The use of our digital equipment, automated computer based systems, has virtually eliminated this expense. See Part I, Item 3 - Management Discussion and Analysis.

The AMG business operation currently consists of a team of four account executives in the Sales Department, a Video Production Department with two personnel, and an Operations and Administrative Department with two employees. The account executives are responsible for selling the cable avails to businesses and ad agencies in their assigned territories. Compensation is provided via a nominal monthly guarantee plus a commission incentive based on performance. Account executives may also earn commissions on sales of AMG's video production services to clients.

The Video Production Department is responsible for creating quality television commercials primarily for, but not limited to, AMG clients. A videographer will consult with a client to develop scripts, coordinate on-site filming with AMG's camera and lighting equipment, and edit the recorded material at AMG's in-house studio to achieve the final desired product. The Production Department is also currently responsible for editing and encoding the commercials to be aired on the cable inventory that has been purchased.

The Operations department is responsible for transporting the encoded commercial files to each cable system on a weekly basis and to maintain the digital insertion equipment that resides in each of the cable system's head sites. Operations also assist the Production Department with the preparation and editing of the digital advertisements. Operations and Administration work in tandem to manage avails scheduling and invoicing functions (called "traffic and billing" in the industry) as submitted by the account executives. Most clients are billed monthly or immediately after the end of their purchased avails schedule, whichever occurs first.

Business Conditions

ABCO believes there is an opportunity that currently exists in the cable advertising industry for a turnkey ad-insertion service provider. This opportunity is identified as the 70% of the cable systems available for an ad insertion services program and the acquisition of existing turnkey ad insertion service companies that are under-performing due to technology constraints. AMG plans to benefit from these opportunities by addressing the industry conditions with the cost effective strategic use of technology and seasoned management expertise. AMG will initially focus on demographically desirable small and medium size cable companies without advertising insertion capabilities in regional geographic clusters throughout the United States.

Management believes that AMG digital technology, marketed correctly inside a services solution, can overcome certain barriers that currently exist in the cable television ad insertion market. AMG believes its turnkey service approach is uniquely positioned to provide a solution for digital ad insertion services with a competitive cost basis compared to other industry providers. The AMG platform provides proprietary digital insertion equipment and management software, digital encoding services (referring to the task of converting audio and video content from an analog tape format to a digital mpeg format), regionally and locally deployed sales forces, 24 x 7 customer service with automated alarms and notification, and a referral network for ad production in every locality served. The purpose for using automated alarms and notification with ad-insertion services is to notify a technician that a potential problem or error has occurred at one of our installations in order to avoid revenue loss due to the potential lack of performance. When we are immediately made aware that a potential problem or malfunction with our equipment has been determined, our technicians may respond rapidly to investigate and solve the issue. This allows our client's cable television commercials to continue playing which in turn generates revenue for our company. The cable system operator provides only the space and plugs for the equipment, with AMG providing all equipment and personnel necessary for ad sales and insertion.

ABCO believes its digital technology will enable it to overcome many of the barriers presently blocking the growth of the cable ad insertion industry. For example, scheduling constraints, logistics and high maintenance costs with existing analog ad insertion equipment, among other factors, currently impede the cable advertising industry. Much of the analog ad insertion equipment in use today does not provide a great deal of flexibility for scheduling advertiser's commercials on specific programs. Many of the operators must sell advertising to a client for a week at a time with a minimum of four commercials per day. This limits the industry in two primary factors: the ability to sell only to clients that have the budget to purchase a large weekly schedule and not having the option to sell commercials in popular events, such as NFL football games, for a premium rate.

Logistics and maintenance are a high cost factor with operating analog ad insertion equipment. Advertiser commercials are recorded onto break tapes that must be physically transported to and installed at each cable system's head-end site each week. If problems with the operation of the systems are suspected, then another trip to the site in question is required. The analog tape players at these sites are primarily mechanical devices that demand frequent maintenance that again requires a service technician to travel to each site for a repair visit.

The use of ABCO's digital ad insertion equipment and software can overcome many of the limitations sustained today by the cable television industry. The digital equipment is personal computer based so that it can be operated, maintained, monitored and even upgraded remotely. As with most PC's, there is extreme ease of maintenance and service as each module is a standard nineteen inch rack mount Personal Computer configuration, with fold down front panel with fan filter and emergency power shutdown and a simple rear connector panel for channel assignment and standard USB, an acronym for Universal Serial Buss which is a type of connection format used with computer equipment devices such as printers and removable media storage components, and Serial connector ports. The entire system can be easily UPS box shipped and standard PCI/ISA, referring to types of interfaces used for connecting internal computer components such as sound cards, modems, network cards, etc., motherboard interface provide easy maintenance and parts replacement.

Technology

ABCO received a license for the Hardware and Software designs for its Digital Insertion Equipment and the supporting software operations in May of 1999. This technology was developed over a five-year period with upwards of seven million dollars of capital. The license provides a global, perpetual, exclusive, fully paid-up, royalty free license to AMG for the complete platform for digital insertion services originally designed by Global Interconnect Corporation. Since the licensing of such technology, AMG has completed additional design, development and manufacturing improvements to the digital ad insertion technology. The result is an efficient, scaleable, state-of-the-art equipment solution, already being deployed according to AMG Business forecasts. AMG has recently executed five (5) additional Advertising Insertion Agreements with cable operators in Georgia and North Carolina, representing a total of seven (7) new systems. The North Carolina system is signed but no equipment has been installed to date. Each of these Agreements are for Five
(5) year terms and require operator fees to be paid in the amount of 24% to 35% of the gross collected monthly revenues. AMG has been actively preparing equipment deployment for these new installations where agreements have been secured for its digital ad insertion services. Operational installations are in the Warner Robbins, Macon, Ft. Valley and Tifton, Georgia areas, the Bryson City and Augusta, Georgia (See Contract Terms, Page #11). We are also actively pursuing new agreements for cable television systems throughout the United States as confirmed by our press release. AMG now owns all license and intellectual property rights for its proprietary, comprehensive equipment and software solution for meeting the needs of the ad-insertion market.

ABCO has an on-going program of technological improvement in an attempt to revise, improve and enhance the hardware and software components of its technology, adding features and functionality to better serve market needs. ABCO has spent approximately $500,000 on research and development of its ad insertion technology over the last two and one-half years. AMG utilizes Electronic System Products, an Antec Company ("ESP"), both with enhancing its current digital insertion system, and designing and developing new system components to address ongoing changes in technology and the insertion industry. ESP has assigned an engineering team lead by Vice President Eric Berkobin to continually address design and development issues of the AMG digital technology. The engineering team includes both software and hardware engineers. ESP is a full service contract engineering research and development firm that provides services on a project or program basis. ESP has provided services since 1989. ESP is divided into three departments that are technology based and represent core competencies. These technical competencies include RF design engineering (Radio Frequency design engineering, a specific discipline of electronics used in electrical communications devices), Digital and ASIC development services (The acronym ASIC, refers to Application-Specific Integrated Circuits), and application and embedded Software capabilities (the use of programmable computer language for the operation of integrated circuitry components). ESP derives about 75% of its client base from the cable TV industry. The balance is generated from satellite, telecommunications and consumer electronics industries. ESP provides its services on a time and materials billed arrangement with all title to Intellectual Property, patents, etc., remaining in sole ownership to AMG with all work guaranteed to AMG's satisfaction while being governed under a non-disclosure agreement. Terms are billed to AMG as net 30 days from date of invoice. Please see Exhibit 10.14 (ESP Contract)


The costs borne by ABCO in developing its insertion technology are not borne or passed through to its cable clients. ABCO believes such development costs will be recouped as a result of the efficiency and flexibility of the new digital ad insertion technology. By way of explanation, the AMG digital insertion equipment is responsible for inserting commercial advertisements into the video and audio data streams at the local cable head-end sites. To operate ABCO's ad insertion system, client commercials are converted to a computer file and then transmitted to each cable system via high-speed phone lines or satellite, eliminating the need for weekly visits to each site. The commercials are inserted into the video and audio stream of each cable channel pursuant to the avails schedule using the AdPlayer(TM) digital insertion equipment.

The AdPlayer is an enhanced Pentium computer designed to interface with cable television equipment in order to play digital Video and Audio commercial files. The AdPlayer is currently being manufactured by Mitsuba Southeast Inc., of 4775 River Green Parkway, Duluth, GA. However, ABCO has identified and interviewed several additional manufacturing sources. Each AdPlayer has four separate video channels, allowing it to operate ad insertion on up to four different cable television networks simultaneously in a remote location. Except for the AdPlayer's proprietary technology, the unit's components are primarily off-the-shelf devices available from a variety of manufacturers allowing for optimum sourcing from multiple vendors. A principal component in each AdPlayer is the mpeg decoder card, a computer component that is designed to read mpeg formatted files and display them in a video and audio format on a television, computer monitor or similar device. The decoder card is currently being purchased off-the-shelf from Visual Circuits Corp. in Minneapolis, Minnesota. United Printed Circuits, Inc in Huntsville, Alabama manufactures the printed circuit boards for the DTMF tone decoder board. (The acronym DTMF, refers to Dual Tone Multi-Frequency, the tone format utilized by the telephone industry for touch-tone telephone equipment. The decoder board would have the capacity to identify this tone format in an electronic signal and use the information for processing instructions relative to a device it was connected with.) Each of these organizations performs work for hire services and provides materials on a Purchase Order basis denoting a predetermined itemized cost and total price for AMG. Delivery schedules are also predetermined and noted on each Purchase Order to insure timely interfacing with AMG's deployment timetable. At this time there are no additional contractual agreements with any
of these noted vendors.   There are no material relationships
with any of these companies except they are arms length sub contractors for ABCO equipment.

AMG used ESP to manufacture an initial thirty-eight (38)
AdPlayer systems. The costs of these systems were funded through lease financing provided by Nationwide Funding, L.L.C. located in Chicago, Illinois. See Exhibit 10.11 - Lease Agreement. The Nationwide lease is for a term of three years with the option for ABCO to purchase the equipment for one dollar at the end of the
lease.   Twenty-four (24) of these AdPlayer units were used to
convert the existing head-ends under contract. The remaining fourteen (14) units are to be deployed as new cable advertising contracts are obtained.

The AdPlayer contains two proprietary circuit boards that are used to interface the AdPlayer module with the cable television equipment and for detecting television network cue tones that signal the AdPlayer to engage in commercial playback mode. The proprietary circuit boards are presently being manufactured by Prime Technologies, Inc., in Atlanta, Georgia. ABCO has additional sources of manufacturing for these components, including Spectral Response, Inc, in Atlanta, Georgia, a computer component maker that has manufactured the boards in the past for ABCO. Each module is also designed to operate with a variety of modems to allow for high-speed communication and operation. Multiple AdPlayers may be connected together for added channel capacity via an ethernet cable. Space requirements and serviceability of each unit is optimized with its standardized 19-inch wide rack mount design. There are only two moving parts within the system, requiring minimal routine maintenance.

Standard AdPlayer components include the following:

I. Standard 19 inch PC rack mount enclosure (with flip cover for maintenance and front cover power control)
II.    Surge protector power supply
III.   PIII - ATX motherboard with Intel Pentium Processor
IV.    Hard Drive (6.4 G +)
V.     Network I/O PCI Card/Modem (Interface options for XDSL,
       Cable modem, ISDN, Pots and Satellite & Ethernet)
VI.    Video Decoder Card (4 channel)
VII.   Proprietary Tone Decoder Card
VIII.  Proprietary Relay PCI Card
IX.    I/O Connectors (Channel Audio/Video Input/Output
       USB/Parallel Serial/Keyboard connectors)
X.     Software Description Summary
XI.    Microsoft NT Operating System
XII.   Proprietary Control and Application Software

Certain proprietary software programming allows for flexible commercial scheduling on any available cable network time slot. All of the ad insertion software can be remotely upgraded and serviced. ABCO's ad insertion software is contained primarily in two proprietary software systems called CalPro(TM) and SiteMgr(TM). The software includes the following functions:

I.     Traffic and Billing
II.    Multiyear Inventory Control
III.   Fixed position, Run of Schedule and Make Good Scheduling
IV.    Alternate Network Selection
V.     Detailed Management Reporting
VI.    Selectable Automatic Filler Spots
VII.   Automatic Log Retrieval & Confirmation Reporting
VIII.  Remote Upgrades
IX.    Remote Monitoring & Repairing
X.     Remote & Onsite Diagnostics
XI.    Automatic Modem Initialization
XII.   Automatic Alarms and Notification
XIII.  Automatic Watchdog & Failsafe Functions


Sales Operations

AMG must recruit advertising sales personnel for the implementation of its marketing plan. ABCO organizes its cable systems into regional clusters to ease advertisement sales. AMG will deploy two distinct types of Sales Forces. The first, the Cable Services Sales Force, will market the AMG Digital Turnkey Services to the various Cable Companies. This is conducted with "in person" direct sales meetings with the management and principals of the local cable franchises. The sales force will be geographically targeted to leverage the regional clustering of advertising spot sales. The Cable Services Sales functions are currently performed by AMG's president and two independent contractors.

The second sales force, the Spot Advertising Sales Force, is organized to focus on local, regional and nationwide sales of the available advertising spots on each of the serviced cable systems. This will include coordination with the national distributors of advertising spots such as Cable Networks, Inc.
(CNI) and National Cable Communications (NCC), who provide 100% coverage today for cable systems to receive national cable ad placement. AMG's National and Regional sales staff will concentrate their efforts on building the internet based sales system, as well as personal sales calls on national and regional advertisers. Finally, the local ad sales force will conduct direct sales in each cluster's market and sell the local commercial avails. Additionally, the local sales representatives will work with the local Video Production relationships to create new ads for local business enterprises or local tagging on nationwide or regional spots.

AMG will be recruiting additional sales personnel according to a formula that coincides with the number of new sites secured as forecasted in our business plan. A Vice President of Sales is scheduled for an immediate hire under the plan and will develop the desired profile for the Human Resources manager to recruit by. Subsequently, one account executive will be hired for every two or three new sites that agreements are secured for, depending on the size (number of households served) of the cable system site. In terms of implementing the company's marketing plan, The marketing plan states the new employees will serve in one of five departments; Executive, Sales/Marketing, Finance & Administration, Product Development and Field Services. Similar to the sales personnel, each department has a personnel requirements formula within the business plan that is based on the number of new sites for which ad-insertion agreements are secured.

AMG is currently involved in various stages of discussion with additional cable systems, and projects adding additional head-ends over the next 12 months. See Part I, Item 2 - Management Discussion and Analysis. ABCO believes these sites will be obtained both through direct negotiation with the cable operators and through the acquisition of existing cable systems and ad insertion turnkey companies. AMG has recently executed five (5) additional Advertising Insertion Agreements with cable operators in Georgia and North Carolina, representing a total of seven (7) new systems. Each of these Agreements are for Five (5) year terms and require operator fees to be paid in the amount of 24% to 35% of the gross collected monthly revenues. AMG is been actively preparing equipment deployment for these new installations where agreements have been secured for its digital ad insertion services. Operational installations are in the Warner Robbins, Macon, Ft. Valley and Tifton, Georgia, the Bryson City and Augusta, Georgia. The system in the North Carolina region is signed but no equipment has been installed at this time. We are also actively pursuing new agreements for cable television systems throughout the United States as confirmed by our press release. See Exhibit 10.12 - Advertising Insertion Agreement.


Contract Terms For Headends 			                Avalon Media
							                Group, Inc.
Cable           Operator          Amount of                          Date
System          Name              Monthly Payment           Term  Activated
Blackshear, GA  Blackshear     30% of collections year 1    5 years 8/14/01
                TV Cable, Inc. 35% of collections years 2
                               thru 5

Baxley, GA      Cable Vue      30% of collections year 1    5 years 8/14/01
                T.V., Inc.     35% of collections years 2
                               thru 5
Tifton, GA      CityNet        30% of collections           1 year  3/28/01
                City of Tifton

Warner Robins, GA Watson Cable 25% of collections           5 years  5/3/00
Bibb Co., GA      Company

Ft. Valley, GA  Valley Cable   25% of collections           5 years  3/10/01
                TV, Inc.

Augusta, GA     Knology, Inc.  35% of collections or        5 years  9/1/00
                               $.35/subscriber, the
                               greater of

Ringgold, GA    Charter        35% of collections or        3 years  1/1/99
                Communications,$3,000 per month, the
                Inc.           greater of

Rainsville, AL  Charter        35% of collections or        3 years  1/1/99
                Communications,$1,500 per month, the
                Inc.           greater of

Ft. Payne, AL   Adelphia Media 40% of collections           4 years  6/25/01
                Services

Dunlap, TN      Bledsoe        16% of collections year 1    6 years  5/15/97
Pikeville, TN   Telephone Co-op18% of collections year 2
                               20% of collections year 3
                               22% of collections year 4
                               24% of collections year 5
                               26% of collections year 6


ABCO's long-term strategic plans include expanding its sales efforts to additional ad insertion markets. Although cable television ad-insertion is a vast market with great potential, other lucrative ad-insertion opportunities are emerging. These will provide additional revenue potential without diminishing cable's ad-insertion cash flow. These other markets include:

* Low power broadcast television stations
* Network broadcasting affiliates
* Local Internet providers
* Wireless cable television
* Multi-unit, private systems (hotels, apartment complexes, condominiums, etc.)

Competition

ABCO believes it has recognized an opportunity to serve the cable insertion market by leveraging its proprietary ad insertion technology in a turnkey solution platform, thereby participating in shared revenues generated by the sale and insertion of cable advertisements. AMG has chosen to provide cable ad insertion on a full service turnkey basis, rather than simply manufacturing and selling ad insertion equipment. ABCO believes it can competitively take and maintain market share in several distinct ways.

First, ABCO believes the AMG platform significantly expands the number of potential advertisements that can be operated cost effectively. The average small and medium cable company that operates insertion systems typically only inserts advertisements on its top four channels due to hardware and operations costs. AMG, with its cost efficient platform will plan to serve eight to sixteen channels depending upon the revenue potential and subscriber base.

Second, the opportunity to sell a larger number of spots exists on each of the AMG insertion channels since the digital platform can address every two minutes (generally in four thirty second increments) per hour per day where advertisement space is contractually open for local resale. The existing analog systems have been historically limited by the physical constraints of the VHS tape production and playback system used to insert advertisements. Also, in the AMG Digital System there is no time constraint for pre-production where tapes must be shipped overnight prior to playback. With digital encoding, files can be sent real time for distribution and scheduled insertion. Therefore, servicing the advertisers with a higher quality performance system to address their timing requirements.

All of these capabilities will be packaged to enable the Cable Company client to share in new revenues generated without a capital commitment or redirection by cable management resources outside of its core competencies and critical business functions. AMG has designed the solution for generating untapped revenues for its client base and created value via its integrated outsource solution. Finally, as with any industry or market, new turnkey digital insertion competitors could eventually enter the cable advertising market toward the goal of taking market share away from AMG. However, AMG believes that by being the first to the market with an aggressive digital turnkey approach will result in significant brand building, thereby ensuring loyalty in the industry.

Pricing for advertising is currently based primarily on analogue ad-insertion, and is fairly stable and rationalized for the cable industry. Fees are a function of the network channel viewership and the number of subscribers inside the cable operator's service area. AMG business plan assumptions are very conservative to known industry metrics, especially given the fact that all AMG head-end sites will contain digital instead of analogue insertion equipment. Consequently, AMG can offer unique ad spot pricing opportunities. Given the small incremental costs associated with the operations of placing an additional run of an advertisement in a digital system, AMG can offer significant discounts on unused inventory of run times, where all additional revenues are incremental to the baseline. Thus, AMG is ensured of being competitive with any other turnkey provider that enters the market.

However, AMG's digital platform also gives it the ability to dramatically increase revenues through what is known as fixed position advertising. Currently, tape-based analogue insertion can only insert ads through what is called a run-of-schedule insertion schedule. Run-of-schedule advertisements will air in the order in which they are played on the VHS or Beta tape player at the head-end site. As a result, the advertiser cannot be assured exactly when his commercial will air, thereby eliminating his ability to target his advertisements at a certain time of day or during a certain television program. This inability to schedule and thus target the commercial to specific times or programs has resulted in a lower price for locally inserted television avails. However, with state-of-the-art digital insertion equipment and sophisticated scheduling software, AMG can perform fixed position ad-insertion, guaranteeing the exact commercial break an advertisement will air. Consequently, AMG can charge more for its avails that are purchased for a fixed-position.

Overall competition in the cable ad insertion industry can be viewed from three separate perspectives. The AMG Turnkey Service indirectly competes with the digital and analog insertion equipment manufacturers in that Cable Companies have the option of purchasing, installing and operating their own equipment. AMG does not intend to directly compete with ad insertion manufacturers as ABCO will not offer AMG Digital Equipment for sale or lease, and will only offer integrated services that include equipment and operations. Because of the cost per channel for digital equipment, and the rather limited budgets of the small to medium size cable operators, there has been little movement by cable systems to acquire equipment and perform their own insertion.

There also exist a number of regionally deployed ad insertion service providers. Although many of the existing turnkey companies utilize analog equipment for the AMG intended market segment, several are beginning or have deployed digital insertion systems. The analog systems are not as cost efficient nor as potentially lucrative as a digital insertion platform. Moreover, cable operators generally refuse to engage a tape-based turnkey where a digital alternative exists. In essence, the operators know digital equipment offers lower costs with higher returns. Moreover, cable companies want more recent digital technology in their head-ends, for no other reason than to ensure that the cable signals, which pass through the ad inserter, will not be interfered with and the quality will not be degraded.

The second perspective regarding competition is that AMG will compete with all media channels for advertisement dollars, such as broadcast TV, radio, and print media such as newspapers and local periodicals. There is a strong infrastructure inside the cable industry that AMG will utilize, demonstrating the value of the unique targeted advertising that cable insertion provides. The premium value of quality video is an effective marketing tool especially when coupled with a matched targeted audience provides the advertiser with a more cost effective investment.

Finally, ABCO believes it can take and keep market share based on what AMG management believes is a lead-time from any serious competition entering its target market. This is because of the technological advancements AMG has made with its digital insertion system, as well as AMG's continued ability to stay off competition through its plan of over-laying its insertion services over other new or existing insertion service providers. In sum, AMG believes it can take market share simply because of the lack of any viable alternative, and keep market share by using experienced management deploying the most advanced digital equipment.

Obviously, as with any industry or market, new turnkey digital insertion competitors could eventually enter the cable advertising market. However, AMG believes that by being the first to the market with an aggressive digital turnkey approach will result in significant brand building, thereby ensuring loyalty in the industry. See Part I, Item 2 - Risk Factors.

Future Market Opportunities

Beyond the market segregation of the unserved small and medium cable companies exist opportunities in newly emerging markets such as LMDS and MMDS Wireless Cable franchises, local TV Satellite broadcast services and Internet Multicasting services. The acronym LMDS, refers to Local Multipoint Distribution Services, a broadband wireless microwave technology used to deliver voice, data, Internet and video conferencing. MMDS is the acronym for Multi-channel Multipoint Distribution Service, and also known Microwave Multipoint Distribution Service, since it uses microwave technology as the operational infrastructure. Internet Multicasting services refers to a new segment of businesses that offer cable television, movies and or other types of video and audio programming subscription products that would be transmitted on the world-wide-web. Incrementally, there is the opportunity to replace existing inefficient analog systems currently in operation for large and medium cable companies that are already operating ad insertion services. Moreover, AMG is further developing its CalPro(TM) software into an internet based advertising sales system. AMG currently maintains a computer software database with CalPro that tracks and processes all cable television network advertising orders for each site it operates ad-insertion services on. The advertising inventory status data is also updated in real time on this database as new orders are entered or, as existing orders are cancelled. AMG will develop a world-wide-web page on its current web site (avalonmediagroup.com) for access to this database of orders and inventory via cold-fusion technology. A pricing schedule appropriate to each site and cable television network will be posted on this web page as a marketing tool. Interested clients may then shop for their desired advertising inventory and place orders with AMG, obtaining immediate confirmation directly over the internet. The internet site will allow local, regional and national advertisers, as well as advertising and rep-firms to access AMG's available commercial spot inventory and identify, schedule and purchase avails directly on-line. Additionally, this internet-based system already has an auctioning feature built-in, enabling AMG to maximize the revenue generated from its inventory of avails.

In addition to the proposed business plan, AMG will also evaluate future opportunities for the acquisition of cable systems and existing third party ad insertion turnkey companies, toward the goal of converting as many cable head ends as possible to the AMG digital platform, taking advantage of the corresponding efficiencies available from consolidating to a common digital distribution platform.

Item 2. Management's Discussion and Analysis or Plan of
Operation.

Avalon-Borden Companies, Inc. has focused its financial and management resources on the development of Avalon Media Group, Inc., its wholly owned subsidiary. Presently, the success of ABCO is wholly dependent on the business of AMG. AMG has been operating since June 1, 1998, using the cable advertising assets acquired from Chattanooga Regional Interconnect, Inc. in May 1998. AMG operates as an outsourced turnkey solutions contractor to cable companies managing their local cable television network advertising inventory. AMG's fiscal operating year is currently December 1st through November 30th.

Results During Partial Fiscal Year 1998

AMG incurred a pre tax net operating profit during its first partial fiscal year of June 1, 1998 to November 30, 1998, in the amount of $74,776 as audited by Cade & Assoc. of Birmingham, Alabama. This net profit resulted from $513,169 in revenues generated from operations serving 47,600 household subscribers making the pre tax net profit equate to approximate 14.2% of revenues. Depreciation and amortization expenses during this period totaled approximately $54,560. The local cable television advertising industry's average net monthly revenue per subscriber in 1997 was $2.31. AMG's performance of average net monthly revenue per subscriber in 1998 was $1.37. When compared to industry standards, these results illustrate that AMG was approximately 41% below average subscriber revenues.

The combined ABCO and Subsidiary pre tax net loss for its fiscal year December 1, 1997 through November 30, 1998, in the amount of ($653,573) as audited by Cade & Assoc. of Birmingham, Alabama. The revenue was generated entirely by the subsidiary, AMG.

Results During Fiscal Year 1999

AMG incurred a pre tax net operating profit for its fiscal year December 1, 1998 through November 30, 1999 in the amount of $31,899 as audited by Cade & Assoc. of Birmingham, Alabama. This net profit resulted from $863,586 in revenues generated from operations making the pre tax net profit equate to approximate 3.7% of revenues. Depreciation and amortization expenses during this period totaled approximately $118,072. AMG's performance of average net monthly revenue per subscriber in 1999 was $1.41.

The combined ABCO and Subsidiary pre tax net profit for its fiscal year December 1, 1998 through November 30, 1999, in the amount of $1,192,184 as audited by Cade & Assoc. of Birmingham, Alabama. The additional revenue (in addition to the AMG income) was generated from a finance fee of $1,387,000 and expense reimbursement of $284,181 for its efforts in the sale of a large aluminum plant in northwest Alabama.

Results To Date in Fiscal Year 2000

AMG incurred a pre tax net operating loss for its fiscal year December 1, 1999 through November 30, 2000 in the amount of ($136,963) as audited by Cade & Assoc. of Birmingham, Alabama. This net loss resulted from $929,572 in revenues generated from operations. Depreciation and amortization expenses during this period totaled approximately $142,147. AMG's performance of average net monthly revenue per subscriber for this period was $1.53.

The combined ABCO and Subsidiary pre tax net loss for its fiscal year December 1, 1999 through November 30, 2000, in the amount of ($570,704) as audited by Cade & Assoc. of Birmingham, Alabama. There was no additional revenue from ABCO for the fiscal year, only the AMG revenue.

AMG is currently payroll heavy when compared to the average
cable ad sales operations of this size.  AMG is currently
operating with growth as its primary goal.   In order for AMG to
posture its organization properly for this future growth, it must support and maintain certain elements of its infrastructure that would normally not be necessary in a content, non-growth oriented mode of operation. AMG currently allocates payroll to a President and a full time systems technician that would not be ordinarily required. Additionally, AMG is allocating income for outside contractors to continue advancements with its Intellectual Property, new geographic market prospecting and new market agreement sales.

AMG is also pursuing new ad-insertion agreements across the U.S. to position itself for existing and emerging market opportunities in the evolving cable television industry. Our primary focus on ad-insertion agreements is also being supplemented with discussions regarding new broadband services (i.e. video-on-demand and interactive television), and how AMG may provide additional revenue streams for its potential clients from these technologies. These activities are being orchestrated and implemented by management in a geographic manner that will provide the economies of scale for realizing the optimum revenue potential.

Enhancement of AMG's Intellectual Property is continuing with further development of its hardware and software platforms in order to benefit from new technologies that provide long term cost reduction. This not only prevents obsolescence but also allows the company to position for new marketing opportunities the future technologies yield. Insertion into digital cable television streams as well as Internet content streaming is currently being explored and should be a reality for AMG within the first year of its business plan's development cycle. These new technology revisions will also allow the company to more robustly design and manufacture its core components instead of purchasing from third party vendors. These cost savings and elimination of dependence on third party vendors will better fortify and position AMG to realize the future goals for its shareholders.

Concurrently, innovative and advancing technologies are providing potential new market opportunities for AMG's proprietary systems. As the Internet and Broadband technologies continue to evolve, the company's management team is maintaining and exploring a vast amount of market intelligence in order to identify emerging business opportunities with its Intellectual Property.

Management Discussion

The cable advertising industry measures the profitability of each cable system's advertising program by calculating the net advertising revenue per month being generated per subscriber to the cable system. The local cable television advertising industry's average net monthly revenue per subscriber in 1997 was $2.31 (source: Paul Kagan Assoc. 1997). AMG's performance of average net monthly revenue per subscriber in 1998 was $1.37 and its performance of average net monthly revenue per subscriber for 1999 was $1.41. AMG's net monthly revenues per subscriber in 1999 and 2000 were below industry standards based on two primary factors. First, the industry's local cable television advertising sales revenues grew on average just over 14% each year since 1997 whereas AMG's local cable television advertising revenues have grown only 11% on average for the same time period. The second factor is relative to the net monthly revenue per subscriber earned by AMG and compared to the industry averages. In 1997 the local cable television industry's net monthly revenue per subscriber was $2.31 as reported by Paul Kagan & Associates. Considering an average annual increase in revenues of 14% each year since 1997, this would bring the 1998, 1999 and 2000 (August year-to-date) net monthly revenue per subscriber averages to $2.63, $2.99 and $3.40 respectively. AMG has realized its 1998, 1999 and 2000 (August year-to-date) net monthly revenue per subscriber averages to be only $1.37, $1.41 and $1.33 respectively.

The disparity in the revenue performance by AMG is primarily attributed to two main factors. AMG did not complete deployment of its digital insertion equipment throughout its entire operation until February of 2000. Finally, AMG did not have dedicated Sales Management on board until June 2000 for directing the conversion and training of its sale force from the analog insertion mode of operation to digital ad-insertion.

A recent trend in the cable television industry that may affect AMG's short term or long term liquidity is head-end site consolidation. Cable systems are attempting to reduce costs by utilizing fewer cable signal distribution hubs or better know as head-end sites. AMG contracts with cable operators to install proprietary computer based equipment and its sales force generates revenue from each of these head-end sites' advertising inventory that serves specific communities. As more head-end sites are considered for consolidation, AMG will need to find new opportunities to relocate its equipment in. If AMG retains equipment that cannot be placed in a new head-end site, AMG will have trouble liquidating this to recoup the original investment required to manufacture it.

AMG is also subject to uncertainties that may affect its short-term or long-term liquidity in the local cable television advertising industry. This is primarily due to AMG's plan to deploy its proprietary intellectual property in the form of computer based hardware and software known as the Adplayer. AMG will use the majority of its investment capital for acquiring components to produce significant quantities of its Adplayer equipment that is key to operating and managing the local cable television advertising inventory that it will contract for in each market. In the event that unforeseeable changes in the industry take place, AMG will not have any viable means of marketing or liquidating its proprietary Adplayer equipment if it becomes useless within the cable television or broadcast television markets. At best, AMG would be able to resell computer hardware components and parts from its Adplayer equipment in the U.S. used computer marketplace.

The primary changes in the local cable television or broadcast television industries that would cause AMG's Adplayer equipment to become useless would be either the elimination of local advertising inventory currently offered by each cable television network (i.e. CNN, ESPN, USA, etc.), and broadcast network (i.e. ABC, CBS, NBC, etc.) or, the use of a different television format standard known as the NTSC (National Television System Committee). Other factors would be the complete conversion to HDTV or digital broadcast TV, the adoption of a cue tone format other than DTMF (Dual Tone Multi Frequency), and the elimination of standardized telecommunications devices such as modems and satellite data delivery.

AMG currently has commitments for capital expenditures totaling approximately $40,000 and may need to initiate additional capital expenditures if the company is able to contract with additional head-end sites. The company would attempt to acquire additional ad insertion equipment through the type of lease financing used in the past. See Exhibit 10.11. These expenditures are for its proprietary Adplayer equipment, cable network cue tone detection equipment (referring to electronic devices that are necessary for the operation of local advertising insertion services offered on cable television networks such as CNN, ESPN, USA, etc. The electronic devices are designed to continually monitor a cable television network's signal and decode a message, referred to as a "cue tone", which is then used to start local ad-insertion equipment.), and a central office computer server that will be used to grow ABCO into new cable television advertising markets. The current expected source for these funds are from Nationwide Funding, a financial institution's leasing program that AMG has previously utilized or other leasing companies as yet unidentified. However, there is no guarantee that these funds will be obtained at this time. As of this date no additional financing of ad-insertion equipment has been finalized.

AMG has realized and expects to continue to realize the continuing trend of growth in the cable television advertising industry, which has been approximately 14% or better each year in the previous two years. This increase in revenues however, will not be guaranteed to continue and is dependent upon local, regional and national economic factors that are out of AMG's control.

AMG is also realizing some increases to revenues after the conversion of its operation from third party analog ad insertion equipment to its proprietary digital Adplayer ad insertion equipment during the fall of 1999. To help insure that AMG may capitalize on the potential supplemental sales and revenues available through digital insertion technology, AMG has also hired a sales manager to lead this effort. AMG does not have any guarantees however, that the digital insertion equipment or the new sales management will continue to increase revenues that maximize additional income to ABCO.

Changes in line items on AMG's financial statement from one period to another will be noticed most on the Contract Labor and Contract Labor Engineering accounts. This is due to AMG's necessity to continue efforts on two specific fronts; 1) AMG is utilizing the services of outside professionals to advance its marketing efforts in order to position ABCO for rapid growth and,
2) Technology in the computer industry is changing daily and AMG is continuing to maintain its intellectual property edge by obtaining the engineering services of leading digital systems design companies for continued enhancement of its systems that are crucial to the future success of the business plan.

The seasonal nature of the cable television advertising industry is realized each year on AMG's financial condition. In general, the periods January through February and June through July are weaker revenue months when compared to the average of the entire year's revenues realized. The spring and fall months of each year are generally higher revenue months for AMG when compared with the average of the entire year.

Risk Factors

       As common with new technology based service ventures there are multiple risk factors in achieving Business Plan forecasts.
Following is a summary of key risk variables.

Limited Operating History

       Although ABCO was formed in 1986, ABCO did not operate any business until 1998. Consequently, ABCO has only a limited operating history upon which investors may base an evaluation of its performance. ABCO's prospects must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of new and expanding businesses which primarily include (i) difficulties in establishing operational and financial creditability with suppliers, customers, employees and sources of lending and other financing; (ii) lack of recognized systems and procedures for the administration of operations, including delegation of responsibility and supervision of personnel; (iii) the selection of suitable personnel and integration of such persons into a cohesive organization; (iv) absence of sufficient capital and appropriate deployment and monitoring of such capital; and (v) lack of familiarity with specific conditions, events and circumstances associated with the industries in which the organization operates. ABCO is expected to experience in various degrees many of these problems and circumstances and, while management believes that certain of the executives that it has retained through acquisitions and otherwise have accumulated sufficient knowledge and understanding as a result of their collective experiences, ABCO may still be required to confront additional or comparable circumstances and events as ABCO's operations are expanded.

Seasonal Business; Quarterly Fluctuations

       Advertisers generally spend more on cable television advertising in the second and fourth quarters of each calendar year. The reason for this fluctuation is that advertisers, mostly retail businesses, tend to advertise more during the large retail sales months, associated with the Thanksgiving and Christmas holidays, and certain special events such as back to school shopping in the fall. The seasonal nature of the cable television advertising industry is realized each year on AMG's financial condition. In general, the periods January through February and June through July are weaker revenue months when compared to the average of the entire year's revenues realized. The spring and fall months of each year are generally higher revenue months when compared with the average of the entire year. In addition, quarterly results may vary from year to year due to the timing of new television promotions, new channel introductions, orders and sales, advertising expenditures, advertising promotional periods and such other seasonal factors such as election advertising. Accordingly, comparisons of quarterly information of ABCO's results of operations may not be indicative of ABCO's overall annual performance. See above Management's Discussion and Analysis of Results of Operations and Financial Condition.

Competition

       Although there is limited competition at present in the industries in which ABCO currently operates, the market could ultimately be characterized by intense competition, at such time as other organizations perceive the opportunities available in the industry. In addition, there are no significant barriers to entry in the business in which ABCO engages. For this reason, ABCO's business could be subject to substantial future competition. Many of the competitors could be substantially larger and have greater financial resources than ABCO. There can be no assurances that ABCO will be able to compete profitably with such other companies on a long-term basis.

Dependence on Key Suppliers

       ABCO believes its relationships with its suppliers are satisfactory and that alternative suppliers are available if relationships falter or existing suppliers are unable to keep up with ABCO's requirements. See Part I, Item 1 - Technology. However, there can be no assurance that ABCO's current or future suppliers will be able to meet ABCO's requirements on commercially reasonable terms or within scheduled performance times. Any interruption of ABCO's arrangements with suppliers could cause a delay in the production of ABCO's products for timely completion. The absence of suitable supply and service provision arrangements would have a material adverse effect on ABCO's operations.

Government Regulation

       While ABCO is not subject to extensive levels of regulation, a greater number of jurisdictions are broadening the scope of products and services that come within the jurisdiction of the regulatory authorities within such states. Consequently, the trend in regulation on a national basis is to encompass organizations, similar to ABCO, within the gambit of state or federal regulatory authority, the consequence of which may involve limited or greater control relevant to the products and services provided by ABCO.

Technological Changes

       ABCO's AMG subsidiary, as well as other operations and businesses that ABCO may acquire, in common with industry in general, are subject to rapid technological changes and obsolescence. In order for ABCO to compete effectively, it must offer quality and cost-effective products and services which receive customer acceptance and fulfill customer needs. To the extent that ABCO fails to keep up with technological and other advancements and enhancements in the manufacturing, distribution and marketing phases of its operations comparable to and competitive with those made by others in the industry, the marketing of ABCO's services and products may prove unsuccessful. There can be no assurances that ABCO's services and products will not be rendered obsolete by changing technology or that ABCO will be able to respond to advances in manufacturing technology in a manner that will be commercially feasible.


Risks Associated with Expansion and Acquisitions

       ABCO intends to expand through internal processes and acquisitions. Any expansion of operations, facilities and product lines or acquisitions ABCO may undertake will entail substantial risks since as it may involve specific operations, activities, services and products that may be unfamiliar to ABCO's management. At the present time, ABCO has various skilled but only limited management and operating personnel. Consequently, investors must assume the risk that ABCO (i) may develop or acquire operations for which ABCO does not possess sufficient managerial background to administer effectively, (ii) such expansion or acquisitions may ultimately involve expenditure of funds beyond the resources that will be available to ABCO at that time, and (iii) management of such expanded or acquired operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on ABCO's present and prospective activities.

Limited Marketing Activity, Uncertainty of Market
Acceptance/Penetration

       Developing market acceptance for ABCO's existing and proposed products and services will require substantial marketing and sales efforts and the expenditure of a significant amount of funds to inform potential customers of the benefits and advantages of its products and services and achieve name recognition. There can be no assurance that ABCO will be able to penetrate existing markets on a wide scale basis or position its products and services to appeal to customers, or that any marketing efforts undertaken by ABCO will result in increased demand for or market acceptance of ABCO's existing and proposed products and services. There can be no assurance that ABCO will be able to successfully market ABCO's products or services or that the efforts will result in any significant increase in revenues.

Lack of Diversification

     The size of ABCO makes it unlikely that ABCO will be able to commit its funds to diversify the business until it has a proven track record, and ABCO may not be able to achieve the same level of diversification as larger entities engaged in this type of business. Consequently, the success of ABCO is wholly dependent on the business of its subsidiary in the cable advertising industry.

Reliance on Key Management

       ABCO's success is dependent on its key management listed and described in Part I, Item 5 herein, the loss of whose services could significantly impede the achievement of ABCO's planned development objectives. ABCO currently does not maintain key man life insurance on any of its management. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Waraksa, has any employment agreement with ABCO. Therefore, there can be no assurance that these personnel will remain employed by ABCO. The success of ABCO's business objectives will require substantial additional expertise in such areas as finance, digital technology, cable television advertising sales, manufacturing and marketing, among others. Competition for qualified personnel among cable television related companies is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of ABCO's activities, could have a material adverse effect on ABCO's business and results of operations. In addition, all decisions with respect to the management of ABCO will be made exclusively by the officers and directors of ABCO. Investors will only have rights associated with minority ownership interest to make decisions which effect ABCO. The success of ABCO, to a large extent, will depend on the quality of the directors and officers of ABCO.

Concentration of Share Ownership; Control of ABCO by Officers and
Directors

     On the date hereof, the voting power of ABCO is concentrated in a small number of existing stockholders. See Part I, Item 4. In addition, Avalon-Borden Companies, Inc. owns 100% of Common Stock of Avalon Media Group, Inc. and has the power to elect all directors and approve or veto all matters requiring stockholder approval of ABCO. ABCO's officers and directors beneficially own approximately 42.16% of the outstanding shares of ABCO's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of ABCO. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of ABCO.

Indemnification of Directors and Officers

       The Bylaws of ABCO include provisions to the effect that ABCO may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, employee or agent to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any indemnification of directors, officer, or employees, could result in substantial expenditures being made by ABCO in covering any liability of such persons or in indemnifying them.

Conflicts of Interest

       The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of ABCO. As a result, certain conflicts of interest may exist between ABCO and its officers and/or directors which may not be susceptible to resolution. In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to ABCO. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to ABCO, any proposed investments for its evaluation.

No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

       Since April 14, 2000, there has been only a limited public market for the common stock of ABCO. The common stock of ABCO is currently quoted on the Over the Counter - Pink Sheets. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of ABCO's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market priceof less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell ABCO's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary Market.



Effects of Failure to Maintain Market Makers

       If ABCO is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers would result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance ABCO will be able to maintain such market makers.

Cash Dividends Unlikely

       ABCO has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

Forward-Looking Statements

       This Registration Statement contains "forward looking statements", including statements regarding, among other items, ABCO's business strategies, continued growth in ABCO's markets, projections, and anticipated trends in ABCO's business and the industry in which it operates. The Words "believe", "expect", "anticipate", "intends", forecast", "project", and similar expressions identify forward-looking statements. These forward-looking statements are based largely on ABCO's expectations and are subject to a number of risks and uncertainties, certain of which are beyond ABCO's control. ABCO cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Form 10-SB will in fact transpire or prove to be accurate. All subsequent written forward-looking statements attributable to ABCO or persons acting on its behalf are expressly qualified in their entirety by this section.

Item 3. Description of Property.

         ABCO leases approximately 1,800 square feet of office space in Muscle Shoals, Alabama. ABCO's subsidiary, AMG, leases approximately 1,300 square feet of office space in Chattanooga, Tennessee for the operation of its business. See Exhibit 10.9 - Office Lease. The lease in Muscle Shoals, Alabama is month to month at a rate of $900 per month. The AMG lease in Chattanooga,
 Tennessee is for a lease term of three years, and a monthly lease rate of $1,000 for year one, and $1,100 in years two and three. Consequently, the total monthly expense for leased facilities for both ABCO and its subsidiaries is currently $1,900.

Item 4. Security Ownership of Certain Beneficial Owners and
Management.

         The following table sets forth information regarding the beneficial ownership of shares of common stock as of November 13, 2001 by (i) all stockholders known to ABCO to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of ABCO (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

====================================================================

                                        Amount and
                 Name and address of    nature of    Percent of
Title of class   beneficial owner       beneficial   class ownership

======================================================================
            Avalon Group, L.L.C.
            404 Avalon Avenue,          7,717,757
Common      Suite 200   		    Shares(1)       32.31%
		Muscle Shoals,AL 35661
======================================================================
            Michael Wilson
            President & CEO
		103 Treemont Dr.                No Stock	    -0-
		Tuscumbia, AL  35674
======================================================================
		Ed Leigh McMillan II
		Director
Common	329 Belleville Av.	        2,000,000
		Brewton,Al  36427	              Shares	      8.37%
======================================================================
            H. G. "Rusty" Thornhill         2,236,000
            113 Apple Circle    	          Shares
Common      Crossville, Tennessee                            9.36%
                     38555
======================================================================
		Thomas Looney
		Director
		Crossville,		              152,872
Common	TN  38557			        Shares             .64%
======================================================================
		Jane Springer
		Sec. and Asst. Treasurer
Common	214 Woodstock Drive 		  200,000
		Florence, AL  35630		  Shares	       .84%
======================================================================
		Das A Borden
		Director, VP & Treasurer
		404 Avalon Av.		        -0-              -0-
No stock	Muscle Shoals, Al 35661
=============================================================================
(1) Avalon Group, L.L.C. is beneficially owned by Das A. Borden and Tina
Borden.  Das A. Borden is a Director, VP & Treasurer of ABCO.
(2) No beneficial owner listed above, as of November 13, 2001 has any right to acquire within sixty days any options, warrants, rights, conversion privilege or similar obligations.

=====================================================================


Item 5. Directors and Executive Officers, Promoters and Control
Persons.

         The names, ages, and respective positions of the directors, officers, and key employees of ABCO are set forth below. There are no other persons which can be classified as a promoter or controlling person of ABCO.

===========================================================================
	Name			     Age	    Position         Director of
							            Other Reporting
								  	 Companies
===========================================================================
	Thomas Looney		61	Chairman of the Board 		-0-
	Das A. Borden		63	Director, V.President
						& Treasurer			      -0-
	Ed Leigh McMillan II	64	Director 				-0-
	Michael Wilson     	50     President of ABCO	      -0-
	Peter P. Waraksa	      44	President of AMG		      -0-
	Jane Springer		64	Secretary & Asst. Treasurer   -0-

(1) Avalon Group, L.L.C. is beneficially owned by Das A. Borden and Tina Borden. Das A. Borden is a Director of ABCO.
(2) The security ownership of all directors and executive officers as a group is 9.81% of the total ownership and the beneficial ownership ( including Avalon Group, LLC) is 42.16% of the total ownership.
(3) Das A. Borden and/or Avalon Group, LLC have no rights, options, warrants, conversion privilege or similar obligation of ABCO.


Michael Wilson - President and Chief Executive Officer for
Avalon-Borden Companies, Inc.   Mr. Wilson has a master's degree
in health care administration from The George Washington University and a bachelor's degree in Business Administration
from the University of Florida.   His twenty-year management
career has ranged from senior management of hospitals and medical
care services, to large-scale real estate development.   Through
these quality exposures, Mr. Wilson brings Avalon-Borden Companies, Inc. strengths in leadership development, team building, development of complex projects, business development and product line management, construction and facility development, human resource management and recruitment, results oriented operations management, marketing and customer service.


Das A. Borden - Director, Vice President & Treasurer. Mr. Borden has been with ABCO in differing capacities since its inception in 1986. With extensive background in the venture capital community, Mr. Borden set into action ABCO's aggressive business plan. In 1972 he formed Das A. Borden Company, a real estate development and management firm, which syndicated over 65 limited partnerships throughout the Southeast and Southwest with total asset value in excess of $350,000,000. In September, 1987, Mr. Borden sold the assets of Das A. Borden & Company to a Dallas, Texas firm and as a result of their default on the purchase price in 1988, he filed Das A. Borden & Company into Chapter 11 for reorganization and converted the involuntary Chapter 7 petition in bankruptcy, which had been filed against him, to a Chapter 11 reorganization proceeding. Four years later Das Borden joined the small percentage nationwide to emerge successfully from Chapter 11 reorganization. Das A. Borden & Company's Chapter 11 proceeding was dismissed in December, 1996. Prior to formation of ABCO, Mr. Borden was engaged full time in general business and real estate development in Alabama. He is currently Chief Executive Officer and President of Avalon Investment & Securities Group, Inc., a member firm of the National Association of Securities Dealers ("NASD"). He is a registered NASD principal and served on the NASD District Business Committee for District No. 5 as Vice Chairman. He has served in various capacities with state and local real estate boards, is a licensed real estate broker and past president of the Home Builders Association of Alabama. He maintains membership in numerous professional organizations.

Thomas Looney - Mr. Looney graduated from the University of Tennessee in 1962 with a B.S. degree in Animal Science.
Following his graduation, Mr. Looney served his country in the United States Army, where he was stationed in Germany. After this three-year service, Mr. Looney returned to Knoxville, Tennessee where he served as Farm Director for WATE radio and television while attending law school. In 1967 he graduated from the University of Tennessee College of Law with a Doctor of Jurisprudence and was admitted to the Tennessee Bar that same year. Since 1967, Mr. Looney has managed an active private law practive in Crossville, Tennesse. In addition to this law practice Mr. Looney oversees a commercial cattle-farming operation and is a commercial and residential real estate developer. Mr. Looney also serves or has served as director of a bank, medical practice, university, the National Cattle Association and other local boards.

Ed Leigh McMillan II - Mr. McMillan earned his B.S. degree in Forest Management from North Carolina State College and later earned his B.S. degree in Finance from the University of Alabama. Following his undergraduate studies,Mr. McMillan returned to his hometown of Brewton, Alabama in 1964 where he has been involved in various business interests. In addition to serving as the Managing Trustee to D.W. McMillan Trust and
D.W. McMillan Foundation, Mr. McMillan oversees several land and timber companies in Alabama, Florida, Mississippi and Louisiana that involve well over 348,000 acres. These operations produce lumber, boxes, utility poles, cattle and mineral products in the wholesale and retail markets. Mr McMillan also owns a large personal cattle and hay farm in Brewton, Alabma.

Peter Waraksa - President & Chief Operating Officer of AMG since its inception in June 1998. Mr. Waraksa has been in the cable advertising business for over fourteen (14) years, having formerly owned and operated his own cable ad-insertion company in Tennessee for over 5 years before joining AMG. Mr. Waraksa has served in several other management positions, including Branch and Marketing Manager for Ingram Distribution Group. Mr. Waraksa received his B.S. degree in Recording Industry Management from the Middle Tennessee State University, with Minors in Marketing Management and Mass Communications.

Jane Springer - Secretary & Assistant Treasurer - Ms. Springer has a degree in Business Administration and has been assistant to the founder of Avalon-Borden Companies for 29 years. In addition, Ms. Springer is currently office manager of an affiliated NASD Broker/Dealer firm. She has over 35 years experience in all phases of office and business administration/management. She has held various positions with affiliated and other firms, including COO, treasurer, controller and director of investor relations. She maintains membership in several professional organizations.

Item 6. Executive Compensation.

         ABCO currently has only one officer, director or executive employee that is being compensated for services. Peter Waraksa, President of AMG, is currently under an Employment Agreement with ABCO's subsidiary,AMG, which commenced on June 1, 1999 and terminates on June 1, 2002, with automatic extensions on a month-to-month basis without further action by either party,unless either party shall have served written notice to the other party at least Thirty (30) days prior to the contemplated termination date.

         The Waraksa Employment Agreement has the following material terms: 1)Base Annual Salary. Employer will pay to Employee during the Period ofEmployment a base annual salary of Eighty Thousand Dollars ($80,000), payable in substantially equal bi-monthly (twice monthly) installments during each calendar year, or portion of a year, of the Period of Employment; provided, however, that ABCO will review annually, and in light of such review may, in the sole discretion of the Board of Directors, increase such base annual salary taking into account such things as Employee's then responsibilities, profitability of ABCO, increases in the cost of living, increases in compensation of other executives of ABCO and its subsidiaries, and other pertinent factors; and 2) Bonus.
During the Period of Employment, Mr. Waraksa may be entitled to certain quarterly bonuses based on his performance and other factors; provided, however, that such bonuses cannot exceed Ten Thousand Dollars ($10,000) each quarter or Forty Thousand Dollars ($40,000) annually for each year of Mr. Waraksa's services; and
3) Stock Incentives. Mr. Waraksa was granted certain options to purchase shares of ABCO's common stock according to the following vesting schedule:

Vesting Date              No. of Shares           Exercise Price
------------              -------------           --------------
June 1, 2000              50,000                  $1.00 per share
June 1, 2001              50,000                  $2.00 per share
June 1, 2002              50,000                  $3.00 per share


No shares may be purchased under this option before June 1, 2000.
In addition, any and all stock options that have not been exercised,whether or not such options have vested, as of the termination of this Agreement, whether such termination is with or without cause, shall terminate, expire and become void entirely at such termination.

See Item 4 of Part II for additional list of recipients of stock of ABCO for services rendered and H. G. Thornhill for sale of technology to ABCO. Item 4 of Part II list consideration as
services to ABCO for the stock received.   All the shareholders
negotiated for the amount of stock in return for their services and no set stock price was ever established.

Item 7. Certain Relationships and Related Transactions.

Except as described herein, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 4 or Item 5 had or is to have a direct or indirect material interest except that Das A. Borden guaranteed a loan at First Metro Bank in Muscle Shoals, Alabama for ABCO in 1998 when AMG was formed. This note has been paid.

Item 8. Description of Securities.

         The authorized capital stock of ABCO consists of 50,000,000 shares of common stock, par value $.001 per share, of which there are 23,886,000 share issued and outstanding. The following statements relating to the capital stock set forth the material terms of ABCO's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

Description of Common Stock.

            Except as otherwise stated, ABCO has only one class of equity securities, Common Stock, authorized and issued, and no classes of debt securities issued and outstanding. The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. As of the date of this Form 10-SB, ABCO had 23,886,000 shares of common stock issued and outstanding. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of ABCO; (b) are entitled to share ratably in all of the assets of ABCO available for distribution upon winding up of the affairs of ABCO; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of ABCO, attached as Exhibits to this Form.

Dividends

Dividends, if any, will be contingent upon ABCO's revenues and earnings, if any, capital requirements and financial conditions.
The payment of dividends, if any, will be within the discretion of ABCO's Board of Directors. ABCO presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to any future business combination transaction.

Transfer Agent.

American Stock Transfer & Trust Company, 40 Wall
Street, New York, New York 10005, serves as ABCO's transfer agent and registrar and has served in such capacity for approximately ten years.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common
Equity and
Related Stockholder Matters.

Market Information

         The authorized capital stock of ABCO consists of 50,000,000 shares of common stock, par value $.001 per share, of which there are 23,886,000 shares issued and outstanding. ABCO filed a Form 211 with the NASD that was cleared on April 7, 2000 for quotation on the "Pink Sheets." ABCO's stock is currently trading in the "pink sheets" published by the National Quotation Bureau, Inc. under the symbol "AVBD." ABCO has one market maker, EquiTrade Securties Corporation, located at 23736 Birtcher Drive, Lake Forest, CA 92630-1771. ABCO's Shares have traded on the "Pink Sheets" and have had very limited trades. All trades to date in ABCO's stock have been at an asking high/low price of $3.25. ABCO's stock quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         ABCO plans to apply for quotation of its securities on the NASD OTC Bulletin Board. To have its securities quoted on the NASD OTC Bulletin Board a company must: (1) be a company that reports its current financial information to the Securities and Exchange
Commission, banking regulators or insurance regulators; (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc. The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible. In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict whether ABCO's securities will ever trade on NASD OTC Bulletin Board or Nasdaq SmallCap.

Holders

         ABCO has only one class of equity securities, Common Stock, authorized and issued, and no classes of debt securities issued and outstanding. The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. As of the date of this Form 10-SB, ABCO has 23,886,000 shares of common stock issued and outstanding and 130 shareholders of record of its Common Stock.


Dividends

         ABCO has never declared any dividend on its stock. Dividends, if any, will be contingent upon ABCO's revenues and earnings, if any, capitalrequirements and financial conditions.
The payment of dividends, if any, will be within the discretion of ABCO's Board of Directors. ABCO presently intends to retain all earnings, if any,for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to any future business combination transaction.

Item 2. Legal Proceedings.

ABCO is not a party to any pending legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

         During ABCO's two most recent fiscal years and during fiscal year 2000, the principal independent accountant of ABCO neither resigned (or declined to stand for re-election) or was dismissed. The independent accountant for ABCO is Cade & Associates, P.C., 2100 SouthBridge Parkway, Suite 460, Birmingham, Alabama 35209.


Item 4. Recent Sales of Unregistered Securities.

------------------------------------------------------------------------------
Shareholder- Name/	Certificate No./  Date		Exemption  Consideration
	     Address	No. of Shares	  Issued
------------------------------------------------------------------------------
James M. Bohannon	      A553		     12/1/97	Rule 701    Services -
105 Ocala Drive		900,000 Common					served as
Montgomery, AL 36117							      director &
										      officer
William J. Bohannon	A545 		     12/1/97	Rule 701    Services -
602 Holland Ct., SW	50,000 Common				      Consultant
Decatur, AL 35601

Michael W. Butler	      A535             2/2/98 	Rule 701    Services -
462 Ridgecliff Drive 	500,000 Common				      Consultant
Florence, AL 35634 	A539
			      100,000 Common   12/1/97 	Rule 701    Services -
                                                                  Consultant

Ken Cantrell 		A551 		     12/1/97 	Rule 701    Services -
300 W 1st Street 	12,500 Common                                   Contractor
Tuscumbia, AL 35674

Stephen Michael Hust 	A543 		     12/1/97	Rule 701    Services -
103 Longer Drive 	25,000 Common				            Consultant
Peachtree City, GA 30269

Bobby E. Irons 		A536 		     2/2/98 	Rule 701    Services -
212 Woodstock Drive 	500,000 Common				      Consultant
Florence, AL 35630	A538 		     12/1/97 	Rule 701    Services -
				100,000 Common				      Consultant

William M. Keever 	A544 		     12/1/97	Rule 701    Services -
4825 Winnebago Drive 	25,000 Common					Legal
Birmingham, AL 35233

Jesse Keller 		A546 		     12/1/97 	Rule 701    Services -
534 Riverbend Place 	600,000 Common					Legal
Florence, AL 35630

Neil Morris 		A552 		     12/1/97 	Rule 701    Services -
850 Neil Morris Road 	12,500 Common 				      Consultant
Tuscumbia, AL 357674

Clyde Roberts 		A537 		      2/2/98 	Rule 701    Services -
274 Indian Springs Dr	500,000 Common				      Consultant
Florence, AL 35634 	A540 		     12/1/97	Rule 701    Services -
				100,000 Common				      Consultant

Kirk Sanders 		A550 		     12/1/97 	Rule 701    Services -
1511 14th Avenue, SE 	25,000 Common				      Consultant
Decatur, AL 35601

Walter R. Sims 		A541 		     12/1/97 	Rule 701    Services -
1704 Plantation Way	300,000 Common 				      Employee
Athens, AL 35613

Jane Springer 		A547 		     12/1/97 	Rule 701    Services -
214 Woodstock Drive 	200,000 Common				      Consultant
Florence, AL 35630

H. G. "Rusty" Thornhill A512 		     5/21/99 	4(2)        Technology
License(2)
113 Apple Circle  	2,236,000 Common
Crossville, TN 38555

Rich Tusing 		A548 		     12/1/97 	Rule 701    Services -
7256 Spring Side Way 	450,000 Common				      Consultant
McLean, VA 22101

Sarah G. Wallace 	A549 		           12/1/97 	Rule 701    Services -
716 Sweet Ridge Road 	50,000 Common                             Employee
Prattville, AL 36066

Peter Waraksa 		A532 		     10/2/98 	Rule 701    Services -
214 Lakeview Lane 	100,000 Common                            Employee
Oak Ridge, TN 37830

White Oak LLC 		A542 		     12/1/97 	Rule 701    Services -
4663 Valleydale Road,	650,000 Common 				      Consultant
Suite 169
Birmingham, AL 35244

(1) Item 4 of Part II list consideration as services to ABCO for the stock
    received.   All the shareholders negotiated for the amount of stock in return for their services and no set stock price was ever established.
(2) The Technology Purchase Agreement is enclosed in Exhibit 10.6. ABCO paid Mr. Thornhill 2,236,000 shares of ABCO's common stock valued at $2.00 per share.




Item 5. Indemnification of Directors and Officers.

	Article VIII of ABCO's Bylaws provides for certain indemnification of the directors and officers of ABCO. With regards to Non-Derivative Suits, ABCO may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.


	The officers and directors of ABCO are accountable to ABCO as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting ABCO. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to ABCO, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in ABCO in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from ABCO.

	With regards to Derivative Suits, ABCO's Bylaws provide that ABCO may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of chancery or such other court shall deem proper.

	Additionally, the Bylaws provide that the expenses incurred by an officer or director in defending a civil or criminal action, suitor proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.


AVALON-BORDEN COMPANIES, INC.
AND SUBSIDIARY

Consolidated Financial Statements

November 30, 2000 and 1999













AVALON-BORDEN COMPANIES, INC.
AND SUBSIDIARY

Table of Contents
November 30, 2000 and 1999


											Page

Independent Auditor's Report							F1

Consolidated Balance Sheets							F2-F3

Consolidated Statements of Operations					F4

Consolidated Statements of Changes in Stockholders' Equity	      F5

Consolidated Statements of Cash Flows					F6-F7

Notes to Financial Statements							F8-F19












Cade & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2100 Southbridge Parkway - Suite 460
Birmingham, Alabama  35209



To the Board of Directors and Stockholders of Avalon-Borden Companies, Inc.

	INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheets of Avalon-Borden Companies, Inc. (a Delaware corporation) and subsidiary as of November 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon-Borden Companies, Inc. and subsidiary as of November 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Birmingham, Alabama
August 2, 2001


F-1













AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Balance Sheets
For Years Ended November 30, 2000 and 1999

								2000			1999
CURRENT ASSETS:
	Cash		 					$24,891 	     $200,159
	Certificate of Deposit			      300,000 		300,000
	Accounts Receivable				175,474 		207,103
	Prepaid Income Taxes 			       19,020 		 -

	Total Current Assets				519,385 		707,262

FIXED ASSETS:
	Fixed Assets					539,376 		476,078
	Accumulated Depreciation			(77,940)		(30,369)

	Fixed Assets, Net			 	      461,436 		445,709

OTHER ASSETS:
	Digital Technology and License, Net     4,621,091 	    4,622,423
	Goodwill, Net		 			237,500 		332,500
	Deferred Tax Asset		 			-   	 	 14,212
	Capital Lease Deposit				2,533 			 -
	Operator Fee Deposit - Helicon		10,000 		 10,000

Total Other Assets		 		    4,871,124         4,979,135


TOTAL ASSETS					 $5,851,945 	   $6,132,106









The accompanying notes are an integral
part of these financial statements.
F-2













AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Balance Sheets
For Years Ended November 30, 2000 and 1999

<s>								   2000		  1999
CURRENT LIABILITIES:
	Accounts Payable		 			 $424,134 		$165,591
	Notes Payable 				 	   910,000 		 648,000
	Accrued Interest			 	          10,551 		    -
	Accrued Income Taxes				      -  		 142,937
	Payroll Tax Liabilities			           3,639 		  1,356
	Accrued Expenses		 	   	    	       938 		 24,427
	Current Portion - Long-Term Debt	        41,353           136,486
	Current Portion -
		Capital Lease Obligations 	          69,599 		 48,835

	Total Current Liabilities			  1,460,214      1,167,632

LONG-TERM LIABILITIES:
	Long-Term Debt		 			     20,352 	 10,887
	Capital Lease Obligations			    216,059 	 227,563

	Total Long-Term Liabilities		          236,411 	238,450

TOTAL LIABILITIES			 		        1,696,625       1,406,082

STOCKHOLDERS' EQUITY:
	Common Stock					     23,886 	 23,886
	Additional Paid-In Capital	              4,505,358     4,505,358
	Retained Earnings (Deficit)		         (373,924)	196,780

	Total Stockholders' Equity		        4,155,320      4,726,024


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $5,851,945     $6,132,106




The accompanying notes are an integral
part of these financial statements.
F-3















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Statements of Operations
Years Ended November 30, 2000 and 1999

								2000			1999
REVENUES:
	Ad-Insertion Income		 		$929,572 	     $863,586

COST OF REVENUES					       367,799 		 317,628

GROSS PROFIT						 561,773 		 545,958

OPERATING EXPENSES				 	1,187,177 		 829,374

LOSS FROM OPERATIONS			 		(625,404)		(283,416)

OTHER INCOME (EXPENSES):
	Financing Fee Income and
Expense Reimbursement			            	-          1,567,515
	Interest Income		 			  15,314 		   6,957
	Interest Expense		 		       (80,363)	       (98,872)
	Loss on Sale of A		 		       (13,126)		     -
	Miscellaneous 		 			    (200)		     -

		Other Income (Expenses), Net	       (78,375)	     1,475,600

INCOME (LOSS) BEFORE
PROVISION FOR INCOME TAXES			      (703,779)	     1,192,184

PROVISION FOR INCOME TAXES			      (133,075)		 135,487

NET INCOME (LOSS)			 		     (570,704)	     1,056,697

RETAINED EARNINGS (DEFICIT)  - BEGINNING OF YEAR
								196,780 		 (859,917)

RETAINED DEFICIT (DEFICIT) - END OF YEAR      $(373,924)		 $196,780

EARNINGS PER SHARE:
	Loss from Operations		 		$(0.026)		 $(0.013)

	Net Income (Loss)		 	      	$(0.024)		 $0.047


The accompanying notes are an integral
part of these financial statements.
F-4











AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
Years Ended November 30, 2000 and 1999

							    Additional	Retained
				     Common Stock		Paid-In	Earnings
				     Shares	Amount	Capital	(Deficit)	Total

BALANCE - DECEMBER 1, 1998 23,886,000 $23,886 $4,505,358 $(859,917)$3,669,327

Net Income for the Year	      -   		 -   	1,056,697  1,056,697


BALANCE - NOVEMBER 30, 1999 23,886,000  23,886 	4,505,358 196,780   4,726,024

	Net Loss for the Year	 -   		 -       -     (570,704) (570,704)


BALANCE -NOVEMBER 30, 2000 23,886,000 $23,886 $4,505,358 $(373,924)$4,155,320






The accompanying notes are an integral
part of these financial statements.
F-5










AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended November 30, 2000 and 1999

									2000		1999
CASH FLOWS FROM OPERATING ACTIVITIES:
	Cash Received from Customers and Fees	      $952,701  $2,422,858
	Cash Paid to Suppliers and Employees           (1,159,103)(1,318,394)
	Interest Income				 		  15,314 	   6,957
	Interest Paid				 		 (93,271)	(201,330)
	Income Taxes Paid				 	        (14,670)	 (12,802)

		Net Cash from Operating Activities	       (299,029)	 897,289

CASH FLOWS FROM INVESTING ACTIVITIES:
	Investment in Certificate of Deposit	            -      (300,000)
	Investment in Digital Technology		            -       (22,976)
	Acquisition of Fixed Assets		              (63,298)	 (339,293)

		Net Cash from Investing Activities	        (63,298)   (662,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
	Change in Related Party
	    Receivable/Payable				          2,550 		 -
	Payment of Capital Lease Deposit		         (2,533)		 -
	Proceeds from Long-Term Debt			        345,188     106,131
	Proceeds from Capital Lease Obligations	         60,289     285,003
	Repayment of Long-Term Debt			       (171,732)	 (485,109)
	Repayment of Capital Lease Obligations	        (46,703)	  (12,931)

		Net Cash from Financing Activities	        187,059 	 (106,906)

NET CHANGE IN CASH						 (175,268)	  128,114

CASH - DECEMBER 1, 1999			 	   	        200,159       72,045

CASH - NOVEMBER 30, 2000				        $24,891 	 $200,159

The accompanying notes are an integral
part of these financial statements.
F-6















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Consolidated Statements of Cash Flows (Continued)
Years Ended November 30, 2000 and 1999


RECONCILIATION OF NET INCOME TO
  NET CASH FROM OPERATING ACTIVITIES:			2000		    1999

NET INCOME (LOSS)						    $(570,704)   $1,056,696
	Adjustments:
		Depreciation			 		 47,571        23,238
		Amortization			 		  96,333      124,241
	(Increase) Decrease in:
		Accounts Receivable			 	  31,569   	  (8,244)
		Prepaids			 			 (19,020)	   2,001
		Deferred Tax Asset			         14,212  	 (14,212)
	Increase (Decrease) in:
		Cash Overdraft					     -       (55,387)
		Accounts Payable			 	        254,603   (251,491)
		Payroll Tax Liabilities		 	          2,282     (9,711)
		Accrued Income Taxes			 	 (142,937)   136,897
		Accrued Expenses				        (12,938)	(106,739)

NET CASH FROM OPERATING ACTIVITIES			      $(299,029)   $897,289











The accompanying notes are an integral
part of these financial statements.
F-7


















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements
November 30, 2000 and 1999

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - Avalon-Borden Companies, Inc., a Delaware corporation ("ABCO"), formerly named Borden Companies, Inc., was incorporated under the laws of the State of Delaware on August 4, 1986. ABCO is the successor entity resulting from a September 24, 1986, reorganization between Borden Companies, Inc., and Amaze Incorporated, a non-operating public corporation incorporated under the laws of the State of Utah on May 14, 1984. A Certificate of Merger, dated September 24, 1986, was filed with the Secretary of State of Delaware under the name of Borden Companies, Inc., on October 6, 1986.

A Plan and Agreement of Reorganization between Borden Companies, Inc., and Das A. Borden & Company was made December 12, 1986, and Das A.
Borden & Company became a wholly owned subsidiary of Borden Companies, Inc. The largest secured creditor of Das A. Borden & Company acquired the assets of the Das A. Borden & Company in 1992 through a Chapter 11 proceeding filed in 1988. The Chapter 11 proceeding was finalized and dismissed in 1996. Das A. Borden & Company (although inactive) continued as a wholly owned subsidiary of Borden Companies, Inc., until a reverse stock exchange was made in 1997 removing Das A. Borden & Company as a wholly owned subsidiary of Borden Companies, Inc. ABCO's name was changed from Borden Companies, Inc. to Avalon-Borden Companies, Inc., pursuant to a Certificate of Amendment of Certificate of Incorporation dated
February 19, 1998.








The accompanying notes are an integral
part of these financial statements.
F-8 a


















ABCO sat dormant with no business activity until February 1998. ABCO acquired the business assets of Chattanooga Regional Interconnect, Inc. ("CRI"), a cable advertising business located in Chattanooga, Tennessee, pursuant to an Asset Purchase Agreement entered into on May 29, 1998.
The purchase price of the CRI assets was $600,000, in the form of $300,000 cash and a $300,000 promissory note. On June 16, 1998, ABCO formed Avalon Media Group, Inc., a Tennessee Corporation ("AMG"), as a wholly owned subsidiary of ABCO, and transferred the acquired CRI assets into AMG for the purpose of operating the cable advertising business.

In May 1999, ABCO acquired certain communication's technology pursuant to a Technology Purchase Agreement dated May 21, 1999, by and between H.G. "Rusty" Thornhill and ABCO. Pursuant to the Technology Purchase Agreement, ABCO acquired the sole and exclusive title to certain digital communication technology developed by Mr. Thornhill, including a patent on certain data transfer technology, Patent No. 5,535,229, in exchange for 2,236,000 shares of common stock of ABCO.




















The accompanying notes are an integral
part of these financial statements.
F-8 b

















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):


Also in May 1999, ABCO acquired an irrevocable, exclusive, worldwide, fully paid up and fully transferable license in certain digital cable ad-insertion technology pursuant to a Licensing Agreement by and between Global Interconnect Corporation, Inc., and ABCO. Pursuant to the Licensing Agreement, ABCO acquired "any and all technical know-how, patent rights and licensed products relating in any way to digital cable ad-insertion," owned by Global Interconnect Corporation, Inc. Such technology license includes certain software and hardware designs, developments, programs and systems known as the Opticerter, Opticom, Opticor, Ncerter, SiteManager and Calpro.

The principal executive offices of ABCO are located at: 777 South Lawrence Street, Suite 100, Montgomery, Alabama 36104 and 404 Avalon Avenue, Suite 200, Muscle Shoals, Alabama 35661. Avalon Media Group, Inc., a wholly owned subsidiary of ABCO, has its principal offices at 5959 Shallowford Road, Suite 4093, Chattanooga, Tennessee 37421. ABCO and its subsidiary each have fiscal year ends on November 30.

ABCO remained dormant from its formation until 1998, at which time it was activated to provide a corporate vehicle for acquiring certain developing and operational companies that in the opinion of management hold potential for profit to ABCO's shareholders. ABCO intends to pursue, identify and evaluate business acquisition opportunities primarily in technology related fields. Unless otherwise advisable, ABCO's strategy is to acquire each target as a wholly owned subsidiary, with ABCO remaining a holding company of each enterprise.


The accompanying notes are an integral
part of these financial statements.
F-9 a


















Using the assets acquired from CRI, AMG currently operates a turnkey cable advertising business that covers certain cable systems in eastern Tennessee, northern Alabama and northern Georgia. The CRI business is an established services provider company with eight years experience in contracting with cable TV operators. The primary function of the business is to sell the cable operator's advertising inventory ("Avails") that are provided on cable TV network channels such as CNN, ESPN and TNT. AMG remits a predetermined contract percentage of the advertising revenues it generates every month to each appropriate cable operator whose inventory was sold. Revenues are currently being generated from nine (9) cable systems that AMG contracts with from four (4) different cable companies.







The accompanying notes are an integral
part of these financial statements.
F-9 b

















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999


NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

	Consolidation Policy - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Inter-company transactions and balances have been eliminated in consolidation.

Basis of Accounting - The Company uses the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual resultscould differ from those estimates.

Cash and Cash Equivalents -The Company includes cash equivalents (defined as certificates of deposit) as cash for financial statement purposes.

Barter Transactions - In the normal course of operations, the Company does not participate in the exchange of goods or services through barter transactions nor does the Company issue barter credits.

Bad Debts - The Company uses the allowance method for uncollectible accounts. Bad debt expense charged to the Subsidiary's operations for 2000 and 1999 was $10,652 and $3,272, respectively.


The accompanying notes are an integral
part of these financial statements.
F-10 a











Fixed Assets - Fixed assets are presented at cost. The cost is depreciated overthe estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system for income tax purposes. Depreciation expense charged to operations for 2000 and 1999 was $47,571 and $23,238, respectively.

The useful lives of the fixed assets for purposes of computing depreciation are:

			Computers				10 years
			Furniture and Fixtures 		10 years
			Production Equipment		10 years
			Ad Insertion Equipment		10 years
			Vehicles			 	 5 years
			Computer Software		 	 3 years

















The accompanying notes are an integral
part of these financial statements.
F-10 b






















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999


NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Advertising - Advertising costs are charged to operations when incurred. Advertising expense charged to operations for 2000 and 1999 was $6,680 and $958, respectively.

Goodwill - Goodwill, which represents the excess of the cost of purchased companies over the fair value of their net assets at the date of acquisition,is being amortized on the straight-line method over five years. Amortization expense charged to operations related to goodwill was $95,000 each fiscal year.

Revenue Recognition - The Subsidiary recognizes revenue in the month the advertising "runs" on the various cable systems. Cost of revenue is recognized based upon the contractual percentage charged by the various cable operators. Payment of the cost is due upon collection of the fees from the advertisers.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from differences in accounting for depreciation, amortization, bad debts, and accrued interest payable to cash basis taxpayers.

NOTE 2 -	ACCOUNTS RECEIVABLE:

Accounts receivables are presented net of the allowance for doubtful accounts. At November 30, 2000 and 1999, the allowance for doubtful accounts was $15,000 and $6,500, respectively.



The accompanying notes are an integral
part of these financial statements.
F-11 a

















NOTE 3 -	FIXED ASSETS:

At November 30, 2000 and 1999, Fixed Assets consist of:
                                              2000	         1999

Ad Insertion Equipment                   $428,826	     $360,723
Production Equipment           		 65,912            72,330
Vehicles                       		 19,366            19,366
Equipment                      		 18,092            15,158
Computer Equipment and Software		  6,234             7,555
Furniture and Fixtures          		    946               946
Total                           	     $539,376	     $476,078



















The accompanying notes are an integral
part of these financial statements.
F-11 b





















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999


NOTE 4 -	CONSULTING AGREEMENT:

Included in Accounts Payable is a payable related to a consulting contract for the drafting, revision and publication of a possible acquisition's business plan including a five-year financial projection. The consultant was also responsible for management of the possible acquisition's technology development and deployment. The agreement stated that the consultant would be paid at a rate of $150 per hour if an equity offering of the possible acquisition was successful. The agreement had a clause whereby the consultant hourly rate would be $38 per hour if the equity offering was unsuccessful for any reason.
At May 31, 2000, the accounts payable related to this agreement was reduced to $38 per hour or $49,096. The Company acquired the digital technology owned by the possible acquisition and a license to use that technology without an equity offering related to the acquisition.
The Company is in negotiations with the consultant regarding settlement of the agreement and the possibility exists that the settlement amount could exceed the recorded payable.














The accompanying notes are an integral
part of these financial statements.
F-12 a
















NOTE 5 -	NOTES PAYABLE:

Short-term notes payable consist of the following at:
November 30, 2000 and 1999:
								2000			1999
Related note payable to
Mr. T.B. Wilson, to be paid on
demand, with an interest rate of 15%.$       	  -          $ 48,000

Related note payable to Mr. Tom
Upshaw, to be paid on demand, plus
accrued interest of 9%				     25,000            -

Related note payable to
Mr. Ed Leigh McMillan II, to be
paid six months after said date of
November 13, 2000. Interest of 9%
begins accruing from maturity until paid.		10,000            -

Related note payable to
Mr. Ed Leigh McMillan II, to be
paid six months after said date of
March 30, 2000. Interest of 9%
begins accruing from maturity until paid.	      50,000       	 -














The accompanying notes are an integral
part of these financial statements.
F-12 b















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999

NOTE 5 -	NOTES PAYABLE (continued):


Note payable to a bank, due
January 21, 2000 to be paid-in-full,
plus accrued interest at the rate of 6.6%,
guaranteed by Avalon Group, LLC, a related
party.								$100,000	$   -

Note payable to a bank, due
January 26, 2001, to be paid-in-full,
plus accrued interest at the rate of 7.6%,
guaranteed by Avalon Group, L.L.C., a related
party.				.				25,000		-

Note payable to a bank, due
February 5, 2001 to be paid-in-full,
plus accrued interest at the rate of 6.25%,
guaranteed by Avalon Group, L.L.C., a related
party.								50,000		-

Note payable to a bank, due
March 1, 2001, to be paid-in-full,
plus accrued interest at the rate of 11%,
secured by 500,000 shares of the Company.  	     200,000      200,000

Note payable to a bank, due
March 1, 2001, to be paid-in-full,
plus accrued interest at the rate of 11%,
secured by Business Equipment.		    		100,000	100,000

Note payable to a bank, due
March 28, 2001 to be paid-in-full,
plus accrued interest at the rate of 7.25%,
guaranteed by Avalon Group, L.L.C., a related
party.						 	      50,000		-

Note payable to a bank, due
May 7, 2001 to be paid-in-full,
plus accrued interest at the rate of 6.6%,
secured by a Certificate of Deposit.       	     300,000       300,000

		F-12c						    $910,000	$648,000









AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999


NOTE 5 -	NOTES PAYABLE (continued):

The three notes payable to banks in 1999 originally set to mature in 2000 were renewed and are now due in 2001.

NOTE 6 -	LONG-TERM DEBT:

	Following is a summary of long-term debt at November 30, 2000 and 1999:
									 2000	    	1999
Note payable related to acquisition
of subsidiary, quarterly payments
beginning September 1, 2000 bearing
interest at prime plus 2%, unsecured,
guaranteed by related parties.            	     25,461	   $ 133,333

Note payable to a bank, payable
in 59 installments of $ 339 with
any unpaid balance plus accrued
interest due November 30, 2003,
bearing interest at 9.5%, secured
by production equipment.              		     10,887	      14,040

Note payable to a bank, payable
in monthly installments of $ 452
with any unpaid balance plus accrued
interest due November 15, 2003,
bearing interest at 7.25%, secured
by automotive equipment.                             11,662		 -

Note payable to a bank, payable
in monthly installments of $ 557
with any unpaid balance plus accrued
interest due November 30, 2002,
bearing interest at 9.5%.               	  	     11,188        -


The accompanying notes are an integral
part of these financial statements.
F-14













AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999


NOTE 6 -	LONG-TERM DEBT (Continued):

Note payable to Norstar Compact
payable in monthly installments
of $197, bearing interest at 15.4%                 <c>          <c>
with final payment due November 30,2002     $     2,507	$     -

                                                  61,705	 147,373

Less current portion                       	  41,353   	 136,486

                                               $  20,352    $ 10,887

Following are maturities of long-term debt for each of the next three years:

			2001                           $41,353
			2002                            14,308
                  2003     	                     6,044
			                               $61,705

NOTE 7 -	CAPITAL LEASES:

The Company is the lessee of ad-insertion equipment under capital leases expiring in 2004. This equipment is recorded at the lower of the present value of the minimum leasepayments or the fair value of the asset.
This equipment is amortized over the lower of their related lease terms or their estimated production lives. Amortization of assets under capital leases is included in depreciation expense.

The amount capitalized relative to the capital leases was $333,379.

Minimum future lease payments under capital leases as of November 30, 2000 for eachof the next five years and in the aggregate are:


The accompanying notes are an integral
part of these financial statements.
F-15 a













Years Ending November 30:                                     <c>
      2001                                     	          $104,683
      2002   						           100,211
      2003                                                  95,985
      2004                                                  56,973
				                                   357,852
Less Amount Representing Interest                           72,194
Present Value of Net Minimum
		Lease Payments					    $285,658
















The accompanying notes are an integral
part of these financial statements.
F-15 b


















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999



NOTE 8 - INCOME TAXES:


The Company and its subsidiary file a consolidated federal income tax return. The Company and its subsidiary file separate state income tax returns.

Deferred income tax expense in the consolidating income statement has been allocated based upon each component company's federal taxable income comparedto the federal taxable income for the consolidated group.

A reconciliation of the provision for income taxes at the statutory rate to the Company's effective rate is as follows:
									 11/30/00 	11/30/99

Computed at the Expected Statutory Rate - 34%          $239,285)	$405,343
	State Income Tax - Net of Federal Tax Benefit	   -         (8,700)
	Meals and Entertainment Expenses Not Deductible   3,029	  10,201
	Net Operating Loss Effects	  		       103,181   (271,357)

	Provision for Income Taxes			      $(133,075) $ 135,487

NOTE 9 -	RELATED PARTY TRANSACTIONS:

At November 30, 2000 and 1999, the Company has eliminated all inter-company balances from its consolidated financial statements. Several notes payable are secured by related parties' real and personal property. One note payable is guaranteed by one of the Company's stockholders.

NOTE 10 -	RETIREMENT PLAN:

The Subsidiary has established a "Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)" that covers all employees. All contributions made under this plan are fully vested and non-forfeitable. The plan was effective July 1, 1998.


The accompanying notes are an integral
part of these financial statements.
F-16












AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999

NOTE 11 - STOCK OPTIONS:


On June 1, 1999 the Company granted options to purchase shares of the Company's common stock to Peter Waraksa according to the following vesting schedule:

Vesting Date			Number of Shares		  Exercise Price
June 1, 2000				50,000		 $1.00 per share
June 1, 2001				50,000		 $2.00 per share
June 1, 2002				50,000		 $3.00 per share

The options expire at the close of business on June 1, 2002.

The weighted-average grant-date fair value of each option granted was estimated using the Black-Scholes formula. The following assumptions were made in estimating fair value:

Assumption			                  <c>
Dividend Yield					0%
Risk-Free Interest Rate		      	6%
Expected Life					36 Months
Expected Volatility				1%

Following is a summary of the status of the stock options during 2000:
                                                            Weighted
										Average
						Number of			Exercise
					    	Shares	            Price
Outstanding at 12/1/1999		    -			       -
Granted 					50,000			$1.00
Exercised				        -			       -
Forfeited 				   	  -			       -

Outstanding at 11/30/00			50,000			$1.00

Weighted Average fair value of options granted during 2000	$2.06

The accompanying notes are an integral
part of these financial statements.
F-17















AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999

NOTE 11 - STOCK OPTIONS (Continued):

According to the Statement of Financial Accounting Standards 123 (SFAS), an entity may choose to base accruals of compensation cost on the best available estimate of the number of stock options that are expected to be exercised. Management feels that none of the options will be exercised because the company's stock price has dropped significantly below the exercise price. Therefore, no compensation expense has been recorded.

NOTE 12 - EARNINGS PER SHARE:

The basic and diluted earnings per share were calculated. However, a reconciliation is not needed because there was not a substantial differenceeven when considering the stock options in computing diluted earnings per share.

NOTE 13 -	FINANCING FEE:

The Company had been involved in the acquisition of a large aluminum plant in the Muscle Shoals area of northwest Alabama. As a result of their involvement, an unrelated company acquired this plant. The Company had a memorandum of understanding with the unrelated company that states the Company would be reimbursed for . . . "its documented, direct expenses incurred through closing . . ." involving the acquisition. Also, the memorandum gave the Company the option of a 2% ownership in the LLC that was the acquirer or a fee of $1,000,000. The memorandum states the reimbursement of expenses will occur on the date of closing and if the Company elects to receive the $1,000,000 fee, it will be paid in equal installments on the 1st and 2nd anniversary dates of the closing.

As a result of a settlement, the Company agreed to receive a "financing fee" payable immediately in the amount of $1,387,000. In addition, the Company received $284,181 in reimbursed expenses. Certain expenses shown on the consolidated income statement are presented net of $103,666 in reimbursed expenses incurred in the year ended May 31, 2000.

The accompanying notes are an integral
part of these financial statements.
F-18













AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
Notes to Financial Statements (Continued)
November 30, 2000 and 1999

NOTE 14 -	NON-MONETARY TRANSACTION:

            	In May 1999, the Company acquired certain digital technology related to its ad-insertion business. The technology included patents, intellectual property and other related intangible assets.
The digital technology was acquired through the issuance of 2,236,000 shares of the Company's common stock. The acquisition was valued at $2 per share or a total of $4,472,000. The $2 per share value was based upon the most recent arms-length sale of the Company's common stock.

Also, as part of the above transaction, the Company paid $20,000 for a license to use the technology in perpetuity without restriction. The Company had previously acquired assets related to this technology and those amounts in addition to the above are presented on the Company's balance sheet as "Digital Technology and License." The license is being amortized over a fifteen-year period. Amortization expense for the years ending November 30, 2000 and 1999 was $1,333 and $111, respectively. The digital technology has not been placed in service and therefore depreciation expense has not been recorded.

NOTE 15 - OPERATING EXPENSES:

Item 310 of Regulation S-B requires separate disclosure of any operating expenses that exceed 20% of gross revenues. Salary and wages meets this test. For the years ended November 30, 2000 and 1999, the salary and wages expense totaled $286,550 and $207,279, respectively.






The accompanying notes are an integral
part of these financial statements.
F-19







Part III

Item 1 and 2   INDEX OF EXHIBITS;  DESCRIPTION OF EXHIBITS

		The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

					SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly auathorized.

							AVALON-BORDEN COMPANIES, INC.
								(Registrant)
							By:   Michael Wilson
Date: 01/14/02					    ________________________
							     Mr. Michael Wilson
								Its President and CEO